Filed pursuant to Rule 424(b)(2)
Registration Statement No. 333-132469
333-132469-01
333-132469-02
A filing fee of $214,000.00, calculated in accordance with
Rule 457(r), has been transmitted to the SEC in connection
with the securities offered from the registration statement
(File No. 333-132469, 333-132469-01, 333-132469-02)
by means of this prospectus supplement.

Prospectus Supplement

(To Prospectus dated March 16, 2006)

$2,000,000,000

Prudential Financial, Inc.

Floating Rate Convertible Senior Notes due November 15, 2035

Prudential Financial, Inc. issued the Floating Rate Convertible Senior Notes due November 15, 2035, which we refer to as the “notes”, in a private placement on November 16, 2005 at an issue price of $1,000 per note. An investment bank, which we refer to as the “initial purchaser”, resold the notes to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended, or the “Securities Act”. This prospectus supplement and the accompanying prospectus will be used by the selling securityholders from time to time to resell their notes and any Common Stock issuable upon conversion of their notes. Prudential Financial, Inc. is not selling any securities under this prospectus supplement and will not receive any proceeds from the sale of notes or any Common Stock issuable upon conversion of the notes. This prospectus supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus including any amendments or supplements thereto.

The notes will mature on November 15, 2035. You may, at your option, convert the notes into shares of Prudential Financial’s Common Stock at any time on or prior to their maturity. The initial conversion price per share is $90.00. This represents a conversion rate of 11.1111 shares of Prudential Financial’s Common Stock per $1,000 principal amount of notes. Upon conversion, you will receive, in respect of each $1,000 principal amount of notes surrendered for conversion, cash and shares of our Common Stock, if any, equal to the sum of the daily settlement amounts for each day of the observation period (as defined herein). The “daily settlement amount” for each of the 10 trading days of the observation period will consist of: (1) an amount in cash equal to the lesser of $100 and the daily conversion value (as defined herein) relating to such day, and (2) to the extent such daily conversion value exceeds $100, a number of shares equal to (A) the difference between such daily conversion value and $100 divided by (B) the common stock price (as defined herein) for such day. On March 15, 2006, the last reported sale price for our Common Stock on the New York Stock Exchange was $77.06 per share. Our Common Stock is listed under the symbol “PRU”.

The notes bear interest at an annual rate equal to 3-month LIBOR, reset quarterly, minus 2.76%; provided that such rate will never be less than 0% per annum. Interest on the notes is payable quarterly and in arrears on February 15, May 15, August 15 and November 15 (each an interest payment date) of each year. In addition to regular interest on the notes, beginning with the three-month interest period ending on August 15, 2007, we will also pay contingent interest during any three-month interest period in which the average trading price per $1,000 principal amount of the notes for the five-trading day measuring period ending on the third trading day immediately preceding the first day of that three-month interest period equals 120% or more of the principal amount of the notes. During any interest period in which contingent interest is payable, the contingent interest payable on the notes will equal 0.25% per annum based on such average trading price.

The notes are Prudential Financial’s direct, unsubordinated and unsecured obligations and rank pari passu in right of payment with all of Prudential Financial’s other unsecured and unsubordinated indebtedness from time to time outstanding. The notes effectively rank junior in right of payment to any existing and future secured indebtedness to the extent of the value of the assets securing such secured indebtedness. The notes are effectively subordinated to all indebtedness and all liabilities of Prudential Financial’s subsidiaries. The notes were issued only in denominations of $1,000 and integral multiples of $1,000.

Prudential Financial has the option to redeem the notes in whole at any time, or in part from time to time on or after May 20, 2007, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, up to but not including the date of redemption, payable in cash. You have the option to require Prudential Financial to repurchase all or a portion of your notes on May 15, 2007 and on November 15, 2010, 2015, 2020, 2025 and 2030 for a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, up to but not including the date of repurchase, payable in cash. Upon a change in control, as defined in “Description of the Notes—Right to Require Repurchase of Notes Upon a Change in Control”, you will have the right to require Prudential Financial to repurchase all or a portion of your notes for a period of time after the change in control. The repurchase price will be equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, up to but not including the date of repurchase, payable in cash.

The notes are represented by one or more global notes, which have been deposited with the trustee as a custodian for The Depository Trust Company and registered in the name of a nominee of The Depository Trust Company. Except as described in this prospectus supplement, beneficial interests in the global note will be shown on, and transfers thereon will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.

The notes issued in the initial private placement are eligible for trading in the PORTALSM Market of the Nasdaq Stock Market, Inc. The notes sold by the selling securityholders using this prospectus supplement and the accompanying prospectus, however, will no longer be eligible for trading in the PORTALSM Market of the Nasdaq Stock Market, Inc. We have not applied, and do not intend to apply, to list the notes sold using this prospectus supplement and the accompanying prospectus on any national securities exchange or automated quotation system.

See “ Risk Factors” beginning on page S-2 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 16, 2006

Prospectus Supplement

Special Note Regarding Forward-Looking Information	S-ii
Where You Can Find More Information	S-iii
Incorporation of Information by Reference	S-iv
Prudential Financial, Inc.	S-1
Risk Factors	S-2
Use of Proceeds	S-6
Description of the Notes	S-7
Description of our Common Stock	S-29
Certain U.S. Federal Income Tax Consequences	S-38
ERISA	S-44
Selling Securityholders	S-45
Supplemental Plan of Distribution	S-48
Independent Registered Public Accounting Firm	S-51

Prospectus

About This Prospectus	1
Where You Can Find More Information	2
Note Regarding Forward-Looking Statements and Certain Risks	3
Prudential Financial, Inc.	4
Prudential Financial Capital Trusts	4
Use of Proceeds	5
Description of Debt Securities We May Offer	6
Description of Preferred Stock We May Offer	20
Description of Depositary Shares We May Offer	23
Description of Our Common Stock	26
Description of Warrants We May Offer	35
Description of Stock Purchase Contracts We May Offer	37
Description of Units We May Offer	38
Description of Preferred Securities That the Trusts May Offer	38
Description of Trust Guarantees	46
Plan of Distribution	49
Validity of Securities	52
Experts	52

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the securities they describe, and only under circumstances and in jurisdictions where it is lawful to do so. The information provided by or incorporated by reference in this prospectus supplement and the accompanying prospectus may only be accurate on the date of the document containing the information.

References in this prospectus supplement to the “Company”, “Prudential Financial, Inc.”, “Prudential Financial”, “we”, “us” or “our” refer to Prudential Financial, Inc. only and do not include its consolidated subsidiaries.

S-i

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Some of the statements included in this prospectus supplement may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects”, “believes”, “anticipates”, “includes”, “plans”, “assumes”, “estimates”, “projects”, “intends”, “should”, “will”, “shall” or variations of such words are generally part of forward-looking statements. Forward-looking statements are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon Prudential Financial, Inc. and its subsidiaries. There can be no assurance that future developments affecting Prudential Financial, Inc. and its subsidiaries will be those anticipated by management. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including, among others:

•	general economic, market and political conditions, including the performance and fluctuations of stock, real estate and other financial markets;

•	interest rate fluctuations;

•	reestimates of our reserves for future policy benefits and claims;

•	differences between actual experience regarding mortality, morbidity, persistency, surrender experience, interest rates or market returns and the assumptions we use in pricing our products, establishing liabilities and reserves or for other purposes;

•	changes in our assumptions related to deferred policy acquisition costs, valuation of business acquired or goodwill;

•	changes in our claims-paying or credit ratings;

•	investment losses and defaults;

•	competition in our product lines and for personnel;

•	changes in tax law;

•	economic, political, currency and other risks relating to our international operations;

•	fluctuations in foreign currency exchange rates and foreign securities markets;

•	regulatory or legislative changes;

•	adverse determinations in litigation or regulatory matters and our exposure to contingent liabilities, including in connection with our divestiture or winding down of businesses;

•	domestic or international military actions, natural or man-made disasters including terrorist activities or pandemic disease, or other events resulting in catastrophic loss of life;

•	ineffectiveness of risk management policies and procedures in identifying, monitoring and managing risks;

•	effects of acquisitions, divestitures and restructurings, including possible difficulties in integrating and realizing the projected results of acquisitions;

•	changes in statutory or U.S. GAAP accounting principles, practices or policies;

•	changes in assumptions for retirement expense;

•	Prudential Financial, Inc.’s primary reliance, as a holding company, on dividends or distributions from its subsidiaries to meet debt payment obligations and continue share repurchases, and the applicable regulatory restrictions on the ability of the subsidiaries to pay such dividends or distributions; and

•	risks due to the lack of legal separation between our Financial Services Businesses and our Closed Block Business.

S-ii

Prudential Financial, Inc. does not intend, and is under no obligation, to update any particular forward-looking statement included in this document.

You should review carefully the section captioned “Risk Factors” in this prospectus supplement for a more complete discussion of the risks of an investment in the notes.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”. We have and will continue to file with the Securities Exchange Commission, or the “SEC”, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports with respect to specified events on Form 8-K, as required of a U.S. domestic private issuer subject to those particular requirements of the Exchange Act, including the informational and timing requirements for filing such reports. The audited consolidated financial statements and financial schedules contained in such annual reports and the unaudited quarterly financial information contained in such quarterly reports have been prepared in accordance with generally accepted accounting principles in the United States and include “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the relevant periods. You may read and copy any document we file at the SEC’s public reference room in Washington, D.C. at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov or from our web site at www.prudential.com. In addition, copies of the documents incorporated by reference in this prospectus supplement may be requested by contacting us as further described below in “Incorporation of Information by Reference”. However, the information on our web site does not constitute a part of this prospectus supplement. Our Common Stock is listed on the New York Stock Exchange under the symbol “PRU”.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus supplement. This prospectus supplement does not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC’s website or at the SEC offices referred to above.

S-iii

INCORPORATION OF INFORMATION BY REFERENCE

Rather than include certain information in this prospectus supplement that we have already included in documents filed with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Accordingly, we incorporate by reference the following documents filed with the SEC by us:

•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2005, filed on Form 10-K/A on March 16, 2006;

•	our Current Reports on Form 8-K filed on January 5, 2006; January 17, 2006; January 20, 2006; February 6, 2006; February 16, 2006 and March 8, 2006; and

•	our Shareholder Rights Plan (included as exhibit 4.2 to our Registration Statement on Form S-1 (No. 333-58524)).

We also incorporate by reference any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and until all of the notes and any Common Stock issuable upon conversion of the notes to which this prospectus supplement relates are sold or the offering is otherwise terminated.

The information incorporated by reference in this prospectus supplement is an important part of this prospectus supplement and the accompanying prospectus. Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus supplement and the accompanying prospectus shall be considered to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent a statement contained in this prospectus supplement or in any other subsequently filed document that is or is considered to be incorporated by reference in this prospectus supplement and the accompanying prospectus modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus supplement and the accompanying prospectus.

You may request a copy of the filings that we incorporate by reference, at no cost, by writing or telephoning us as follows: Prudential Financial, Inc., 751 Broad Street, Newark, New Jersey 07102, Attention: Corporate Secretary; telephone: (973) 802-6000.

S-iv

PRUDENTIAL FINANCIAL, INC.

Business

We are one of the largest financial services companies in the United States. Through our subsidiaries and affiliates, we offer a wide array of financial products and services, including life insurance, mutual funds, annuities, pension and retirement-related services and administration, asset management, banking and trust services, real estate brokerage and relocation services, and, through a joint venture, securities brokerage services. We provide these products and services to individual and institutional customers in the U.S. and approximately 30 other countries through one of the largest distribution networks in the financial services industry.

We are a holding company, with insubstantial assets other than investments in subsidiaries. As a holding company, we are dependent on dividends, loans or advances, or other intercompany transfers of funds from our subsidiaries to meet our obligations. The subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due under our obligations or to make any funds available for such payment. Because we are principally a holding company, our right to participate in any distribution of assets of any of our subsidiaries, including The Prudential Insurance Company of America, upon a subsidiary’s liquidation or reorganization or otherwise, is subject to the prior claims of that subsidiary’s creditors, except to the extent we may be recognized as a creditor of that subsidiary. Accordingly, our obligations under the notes are structurally subordinated to the existing and future indebtedness and liabilities of our subsidiaries, including liabilities under contracts of insurance and annuities written by our insurance subsidiaries, and you, as holders of debt securities, should look only to our assets for payment thereunder.

The businesses of Prudential Financial are separated into the Financial Services Businesses and the Closed Block Business. The Financial Services Businesses comprise our Insurance, Investment and International Insurance and Investment divisions and our Corporate and Other operations. The Closed Block Business comprises the assets and related liabilities of the Closed Block and certain related assets and liabilities. For a more detailed description of our business, including the Closed Block, we refer you to the disclosure set forth under the heading “Item 1. Business—Separation of the Businesses” in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference herein.

Prudential Financial has two classes of common stock outstanding: our Class A Common Stock, which we refer to as our “Common Stock” in this prospectus supplement and which began trading on December 13, 2001 on the New York Stock Exchange under the symbol “PRU”, reflects the performance of the Financial Services Businesses, while our Class B Stock, which was issued through a private placement and does not trade on any exchange, reflects the performance of the Closed Block Business. On December 18, 2001, our date of demutualization, The Prudential Insurance Company of America converted from a mutual life insurance company owned by its policyholders to a stock life insurance company and became an indirect, wholly owned subsidiary of Prudential Financial.

We are incorporated under the laws of the State of New Jersey.

Our Executive Offices

Our principal and registered executive offices are located at 751 Broad Street, Newark, New Jersey 07102. Our telephone number is (973) 802-6000.

RISK FACTORS

Prospective investors should consider carefully, in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus (including the information set forth under the heading “Risk Factors” in our Annual Report on Form 10-K) the following risk factors relating to the notes, as well as the information relating to us identified above in “Special Note Regarding Forward-Looking Information”; before making an investment decision.

The price of our Common Stock, and therefore of the notes, may fluctuate significantly, and this may make it difficult for you to resell the notes or the shares of our Common Stock issuable upon conversion of the notes when you want or at prices you find attractive.

The price of our Common Stock on the New York Stock Exchange constantly changes. We expect that the market price of our Common Stock will continue to fluctuate. In addition, because the notes are convertible into our Common Stock, volatility or depressed prices for our Common Stock could have a similar effect on the trading price of the notes.

In addition, the stock markets from time to time experience price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies and that may be extreme. These fluctuations may adversely affect the trading price of our Common Stock, regardless of our actual operating performance.

For a further discussion of risks affecting our Common Stock, see the factors set forth above under “Special Note Regarding Forward-Looking Information” and the discussion of our business and related matters set forth in the information incorporated by reference herein.

Your right to receive payments on these notes is effectively subordinated to the rights of our existing and future unsubordinated, secured creditors.

The notes are unsecured and therefore are effectively subordinated to all of our existing and future unsubordinated, secured indebtedness to the extent of the value of the assets securing such indebtedness. As a result, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of our Company, our assets will be available to satisfy obligations of our unsubordinated, secured debt before any payment may be made on the notes. To the extent that such assets cannot satisfy in full our unsubordinated, secured debt, the holders of such debt would have a claim for any shortfall that would rank pari passu in right of payment, or effectively senior if the debt were issued by a subsidiary, with the notes. Accordingly, we may not have sufficient assets remaining to pay amounts on any or all of the notes.

As of December 31, 2005, we had $1.8 billion of secured indebtedness, which would effectively rank senior in right of payment to the notes, and $693 million of subordinated indebtedness, which would rank junior in right of payment to the notes.

Our ability to meet our payment obligations is dependent upon distributions from our subsidiaries, but our subsidiaries’ ability to make distributions is limited by law and certain contractual agreements.

We are a holding company, with insubstantial assets other than investments in subsidiaries. As a holding company, we are dependent on dividends, loans or advances, or other intercompany transfers of funds from our subsidiaries to meet our obligations. The subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due under our obligations or to make any funds available for such payment. New Jersey insurance law provides that, except in the case of extraordinary dividends or distributions, all dividends or distributions paid by our insurance subsidiaries may be declared or paid only from unassigned surplus, as determined pursuant to statutory accounting principles, less unrealized investment gains and revaluation of assets. Our insurance subsidiaries must also notify the New Jersey insurance regulator of their intent to pay a dividend. If the dividend, together with other dividends or distributions made within the preceding twelve months, would exceed a specified statutory limit, our subsidiaries must also obtain the prior non-disapproval of the New Jersey insurance regulator. In addition to regulatory restrictions, the ability of some of our subsidiaries to make distributions to us is limited by contractual agreements. Because we are principally a holding company, our right to participate in any distribution of assets of any of our subsidiaries, including The Prudential Insurance Company of America, upon a subsidiary’s liquidation or reorganization or otherwise, is subject to the prior claims of the subsidiaries’ creditors, except to the extent we may be recognized as a creditor of that subsidiary. Accordingly, our obligations under the notes are structurally subordinated to all existing and future indebtedness and liabilities of our subsidiaries, including liabilities under contracts of insurance and annuities written by our insurance subsidiaries, and you, as holders of notes, should look only to our assets for payment thereunder. As of December 31, 2005, our subsidiaries had total liabilities of approximately $385 billion (including our policyholders’ account balance liability, as well as reserves for future policy benefits and claims, of approximately $178 billion).

The notes are structurally subordinated to the indebtedness of our subsidiaries.

The notes were issued by Prudential Financial and are structurally subordinated to the existing and future claims of our subsidiaries’ creditors. Holders of the notes are not creditors of our subsidiaries. Any claims of holders of the notes to the assets of our subsidiaries will derive from our own equity interests in those subsidiaries. Claims of our subsidiaries’ creditors, therefore, will have priority as to the assets of our subsidiaries over our own equity interest claims, except to the extent that we may be recognized as a creditor of any such subsidiary, and will therefore have priority over the holders of the notes. Consequently, the notes are structurally subordinated to all liabilities, including policyholder liabilities, trade payables, lease obligations and liquidation preference on any preferred stock, whether or not secured, of any of our subsidiaries and any subsidiaries that we may in future acquire or establish. Our subsidiaries’ creditors may also include general creditors and taxing authorities.

The yield on the notes cannot be determined at this time and may be lower than the interest on a standard debt security of comparable maturity and may be zero.

The interest on the notes is based on 3-month LIBOR, which is the London Interbank Offered Rate, minus 2.76%. The interest on the notes is reset every three months. If LIBOR is at or below 2.76% per annum at the start of any three-month period, no interest will accrue on the notes for such three-month period. The amount we pay holders may be less than the return the holders could earn on other investments. The holder’s yield may be less than the yield a holder would earn if it bought a standard senior debt security of the Company with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Upon conversion of the notes, you may receive an amount of proceeds lower than expected because the value of our Common Stock may decline between the day on which you exercise your conversion right and the day on which the value of your shares is determined.

The conversion value that you will receive upon conversion of your notes is in part determined by the daily closing prices per share of our Common Stock on the New York Stock Exchange during the ten consecutive trading day observation period generally beginning on the second trading day immediately following the day on which you deliver your notice of conversion. If the price of our Common Stock decreases during the observation period, the conversion value you receive may be adversely affected.

We may be unable to repurchase your notes as required under the indenture upon a change in control or on the specified dates at the option of the holder or to pay you cash upon conversion of your notes.

Upon a change in control, as defined in the indenture relating to the notes, and on May 15, 2007 and on November 15, 2010, 2015, 2020, 2025 and 2030, you will have the right to require us to repurchase your notes for cash. In addition, upon conversion of the notes, you will have the right to receive the cash payment described under “Description of the Notes—Conversion Rights—Payment upon Conversion”. If we do not have sufficient funds to pay the repurchase price for all of the notes you tender upon a change in control, the cash due upon repurchases of the notes on May 15, 2007 and on November 15, 2010, 2015, 2020, 2025 and 2030 or the cash due upon conversion, an event of default under the indenture governing the notes would occur as a result of such failure. Cash payments in respect of notes that you tender for repurchase or that you convert may be subject to limits and might be prohibited, or create an event of default, under our line of credit facility or other agreements relating to borrowings that we may enter into from time to time. We also may be required to repay these borrowings upon a change in control, which could adversely affect our ability to make payments in respect of the notes, and could result in an event of default under such agreements. Our inability to pay for your notes that are tendered for repurchase or conversion could result in your receiving substantially less than the principal amount of the notes. See “Description of the Notes—Redemption and Repurchase of the Notes—Repurchase of Notes at the Option of the Holder”, “—Right to Require Repurchase of Notes Upon a Change in Control” and “Description of the Notes—Conversion Rights—Payment Upon Conversion”.

You may have to pay taxes with respect to distributions on our Common Stock that you do not receive.

The price at which the notes are convertible into shares of Common Stock is subject to adjustment under certain circumstances, such as stock splits and combinations, stock dividends, certain cash dividends and other actions by us that modify our capital structure. See “Description of the Notes—Conversion Rights—Conversion Price Adjustments”. If the conversion price is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, holders of the notes may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that they do not receive such distribution. In addition, non-U.S. holders (as defined in “Certain U.S. Federal Income Tax Consequences”) of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax, which we may set off against cash payments of interest payable on the notes. Please read “Certain U.S. Federal Income Tax Consequences”.

Because the notes are contingent payment debt instruments, a U.S. holder may have to include interest in its taxable income in excess of its current coupon payment.

We and each holder of the notes agreed in the indenture to treat the notes, for U.S. federal income tax purposes, as “contingent payment debt instruments”. Because the notes are subject to the contingent payment debt rules, the notes were deemed to be issued with original issue discount for U.S. federal income tax purposes. Original issue discount has accrued from November 16, 2005 at the comparable yield of the notes. As a result, U.S. holders will be required to include original issue discount in their gross income for U.S. federal income tax purposes before such U.S. holders receive cash payments to which the original issue discount is attributable. See “Certain U.S. Federal Income Tax Consequences”.

Although a U.S. holder may have purchased a note for an amount that differs from the adjusted issue price of the note at the time of purchase, such U.S. holder will be required to accrue original issue discount on the note in accordance with the comparable yield even if market conditions have changed since the date of issuance. However, the U.S. holders will be required to adjust the amount of their original issue discount accrual to take into account this difference.

In addition, any gain recognized by a U.S. holder on the sale, exchange, repurchase, redemption, retirement or conversion of a note generally will be ordinary interest income rather than capital gain.

We have not applied, and do not intend to apply, to list the notes on any national securities exchange or to include them in any automated quotation system. If an active trading market does not develop for the notes, you may not be able to resell them.

We issued the notes on November 16, 2005 in a private offering made to “qualified institutional buyers”, as defined in Rule 144A under the Securities Act. The offering was made through an investment bank, which we refer to as the “initial purchaser”. Prior to that offering, there was no public market for the notes, and we cannot assure you that an active trading market will ever develop for the notes. These Rule 144A notes currently trade in the PORTALSM Market; however, once notes are sold under this prospectus supplement, they will no longer trade in the PORTALSM Market, and we do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. Consequently, the lack of a trading market could adversely affect your ability to sell the notes and the price at which you may be able to sell the notes. The liquidity of the trading market, if any were to develop, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our Common Stock prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes, if any, will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

Future sales of our Common Stock or equity-related securities in the public market, including sales of our Common Stock in short sale transactions by purchasers of the notes, could adversely affect the trading price of our Common Stock and the value of the notes and our ability to raise funds in new stock offerings.

Sales of significant amounts of our Common Stock or equity-related securities in the public market, or the perception that such sales will occur, could adversely affect prevailing trading prices of our Common Stock and the value of the notes and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of shares of Common Stock for future sale, including sales of our Common Stock in short sale transactions by purchasers of the notes, could have on the trading price of our Common Stock or the value of the notes.

Before conversion of the notes, holders of the notes will not be entitled to any shareholder rights, but will be subject to all changes affecting our shares.

If you hold notes, you will not be entitled to any rights with respect to shares of our Common Stock, including voting rights and rights to receive dividends or distributions. However, the Common Stock you receive upon conversion of your notes will be subject to all changes affecting our Common Stock. Except for limited cases under the adjustments to the conversion price, you will be entitled only to rights that we may grant with respect to shares of our Common Stock if and when we deliver shares to you upon your election to convert your notes into shares. For example, if we seek approval from shareholders for a potential merger, or if an amendment is proposed to our articles of incorporation or bylaws that requires shareholder approval, holders of notes will not be entitled to vote on the merger or amendment.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the notes or Common Stock issuable upon conversion of the notes offered by this prospectus supplement. The selling securityholders will receive all the net proceeds from the sale of the notes or Common Stock issuable upon conversion of the notes.

DESCRIPTION OF THE NOTES

We issued the notes under our senior debt indenture dated as of April 25, 2003, as supplemented by a supplemental indenture dated as of November 16, 2005, each between us and JPMorgan Chase Bank, N.A., as trustee. These agreements are together referred to in this section as the “indenture”. The following description is only a summary of the material provisions of the notes, the related indenture and the registration rights agreement. We urge you to read the indenture and the notes in their entirety because they, and not this description, define your rights as holders of the notes. You may request copies of these documents at our address shown under the caption “Incorporation of Information by Reference”. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, “you” means direct holders and not street name or other indirect holders of notes. Indirect holders should read the subsection entitled “—Legal Ownership—Street Name and Other Indirect Holders”.

General

We issued the notes in an aggregate principal amount of $2,000,000,000 on November 16, 2005. The notes are in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof. The notes are our direct, unsubordinated and unsecured obligations and will mature on November 15, 2035, unless earlier redeemed at our option as described under “—Optional Redemption of the Notes”, repurchased by us at a holder’s option on certain dates as described under “—Repurchase of Notes at the Option of the Holder”, or repurchased by us at a holder’s option upon a change in control of Prudential Financial, as described under “—Right to Require Repurchase of Notes Upon a Change in Control”, or converted at a holder’s option as described under “—Conversion Rights”.

The indenture does not contain any restriction on the payment of dividends or the incurrence of indebtedness and does not contain any financial covenants. Other than as described under “—Right to Require Repurchase of Notes Upon a Change in Control” and “—Consolidation, Merger and Sale of Assets”, the indenture contains no covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction.

Regular Interest

The notes bear interest at an annual rate equal to 3-month LIBOR, reset quarterly, minus 2.76%; provided that such rate will never be less than 0% per annum. Interest is payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. Interest on the notes accrues from the date on which it was most recently paid. If any interest payment date (other than an interest payment date coinciding with the redemption, repurchase or maturity date) of the notes falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day, provided that, if such business day falls in the next succeeding calendar month, the interest payment date will be brought forward to the immediately preceding business day. If the redemption, repurchase or maturity date of the notes would fall on a day that is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the redemption, repurchase or maturity date to such next succeeding business day. We will make each interest payment to persons who are holders of record of the notes at the close of business on the immediately preceding February 1, May 1, August 1 and November 1, whether or not this day is a business day, provided that interest payable upon repurchase, redemption or the maturity date (including any such date that is an interest payment date) will be paid to the person to whom we will pay the redemption price, repurchase price or the principal of the notes, respectively.

As further described below in “—Payment Upon Conversion”, delivery of cash and shares, if any, upon conversion generally will be deemed to satisfy our obligation to pay the principal amount of the notes and accrued interest, contingent interest and liquidated damages, if any on a converted note. However, if notes are converted after a regular record date and prior to the opening of business on the next interest payment date (other than the notes subject to redemption during such period or on such interest payment date and other than the interest payment date on which the notes mature), holders of such notes at the close of business on the regular record date will receive the interest, contingent interest and liquidated damages, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. In such event, when the holder surrenders the note for conversion, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date, contingent interest and liquidated damages, if any, on the principal amount to be converted.

Interest on the notes is computed using the actual number of days elapsed between the LIBOR reset dates divided by 360. All percentages resulting from any calculation on the notes are rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward, e.g., 9.876545%, or 0.09876545, will be rounded upward to 9.87655%, or 0.0987655, and all dollar amounts used in or resulting from that calculation on the notes will be rounded to the nearest cent, with one-half cent being rounded upward. We will pay the principal of, and interest, contingent interest and liquidated damages, if any, on, the notes at the corporate trust office of the trustee in The City of New York.

The term “business day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close, provided such day is also a London banking day. The term “London banking day” is defined below under “—3-month LIBOR”.

3-month LIBOR

The annual rate of interest payable on the notes is reset on each February 15, May 15, August 15 and November 15, which we call the LIBOR reset date. If any LIBOR reset date would otherwise be a day that is not a business day that LIBOR reset date will be postponed to the next succeeding business day, except if that business day falls in the next succeeding calendar month, in which case that LIBOR reset date will be the immediately preceding business day.

The trustee determines 3-month LIBOR on the second London banking day preceding the related LIBOR reset date, which we refer to as the LIBOR determination date.

“3-month LIBOR” means:

•	the rate for three-month deposits in United States dollars commencing on the related LIBOR reset date, that appears on the Moneyline Telerate Page 3750 as of 11:00 A.M., London time, on the LIBOR determination date; or

•	if no rate appears on the particular LIBOR determination date on the Moneyline Telerate Page 3750, the rate calculated by the trustee as the arithmetic mean of at least two offered quotations obtained by the trustee after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the trustee with its offered quotation for deposits in United States dollars for the period of three months, commencing on the related LIBOR reset date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on that LIBOR determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

•	if fewer than two offered quotations referred to in the preceding bullet are provided as requested, the rate calculated by the trustee as the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York time, on the particular LIBOR determination date by three major banks in The City of New York selected by the trustee for loans in United States dollars to leading European banks for a period of three months and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

•	if the banks so selected by the trustee are not quoting as mentioned in the preceding bullet, 3-month LIBOR in effect on the particular LIBOR determination date.

“Moneyline Telerate Page 3750” means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for United States dollars.

“London banking day” means a day on which commercial banks are open for business, including dealings in United States dollars, in London.

Contingent Interest

We will pay contingent interest to holders of the notes during any three-month period from and including an interest payment date to but excluding the next interest payment date, commencing with the three-month period ending August 15, 2007, if the average trading price per $1,000 principal amount of the notes for the five-trading day period ending on the third trading day immediately preceding the first day of such three-month interest period equals 120% or more of the principal amount of the notes.

During any interest period in which contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of the notes will equal 0.25% per annum of the average trading price of $1,000 principal amount of notes during the five-trading day measuring period ending on the third trading day immediately preceding the applicable three-month interest period used to determine whether contingent interest must be paid.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m. (New York City time) on such determination date from three independent nationally recognized securities dealers we select, which may include the initial purchaser; provided that if at least three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one such bid or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be determined in good faith by us, taking into account in such determination any factors as we, in our sole discretion, deem appropriate. In administering this provision, the trustee’s sole responsibility will be to obtain the trading price and compute the average of such trading price as set forth above and to give us prompt notice thereof. The trustee will have no responsibility for paying the fees, expenses and indemnitees of any independent nationally recognized securities dealer referred to above.

A “trading day” means any regular or abbreviated trading day of The New York Stock Exchange or of the principal U.S. securities exchange on which our Common Stock is traded or, if our Common Stock is not listed on a U.S. national or regional securities exchange, of the Nasdaq National Market.

Contingent interest, if any, will accrue from the first day of any relevant interest period and be payable on the interest payment date at the end of the relevant three-month period.

Upon determination that noteholders will be entitled to receive contingent interest during a three-month interest period, we will issue a press release and notify the trustee.

Conversion Rights

Subject to the restrictions described in this “Description of the Notes”, holders may convert any outstanding notes into cash and shares of our Common Stock at an initial “Conversion Price” per share of $90.00 in accordance with the conversion mechanism described below. This represents an initial “conversion rate” of 11.1111 shares of our Common Stock per $1,000 principal amount of the notes. The conversion price and resulting conversion rate are, however, subject to adjustment as described below under “—Conversion Price Adjustments” and with respect to certain conversions occurring in connection with certain specified corporate transactions constituting a change in control as described below under “—Conversion in Connection with Certain Change in Control Events”. A holder may convert notes only in denominations of $1,000 and integral multiples of $1,000.

Holders may surrender notes for conversion at any time on or prior to maturity. Subject to certain exceptions described below under “—Conversion in Connection with Certain Change in Control Events”, once notes are tendered for conversion, holders tendering the notes will be entitled to receive cash and shares of our Common Stock, if any, based on a daily conversion value, as described below under “—Payment Upon Conversion”, calculated on a proportionate basis for each day of the relevant 10 consecutive trading day observation period.

Conversion in Connection with Certain Change in Control Events

If you elect to convert your notes in connection with a corporate transaction that occurs on or prior to May 15, 2007 and that constitutes a change in control as defined under “—Right to Require Repurchase of Notes Upon a Change in Control”, other than a change in control relating to the composition of our board of directors, and 10% or more of the fair market value of the consideration for the Common Stock in the corporate transaction consists of (i) cash, (ii) other property or (iii) securities that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will decrease the conversion price for the notes surrendered for conversion, which will increase the conversion rate by a number of shares, or the “additional shares”, as described below. Conversion “in connection with a corporate transaction” means any conversion in respect of which the conversion notice is delivered at any time during the period from and including the effective date of the corporate transaction until, and including, the close of business on the business day immediately preceding the change in control repurchase date corresponding to the corporate transaction.

The number of additional shares will be determined by reference to the table below, based on the date on which the corporate transaction becomes effective, or the “effective date”, and the share price, or the “share price”, paid per share of Common Stock in the corporate transaction. If holders of shares of our Common Stock receive only cash in the corporate transaction, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average of the closing sale price per share of our Common Stock on the five trading days prior to but not including the effective date of the corporate transaction. The share prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion price of the notes is adjusted, as described below under “—Conversion Price Adjustments”. The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion price as set forth under “—Conversion Price Adjustments” below.

The following table sets forth the hypothetical share price and number of additional shares to be received per $1,000 principal amount of notes.

Effective Date of Change in Control	Stock Price
	$74.12	$76.00	$78.00	$80.00	$82.00	$84.00	$86.00	$88.00	$90.00	$100.00	$110.00	$130.00	$150.00
May 15, 2006	2.18	1.92	1.65	1.40	1.22	1.06	0.90	0.76	0.63	0.27	0.10	0.03	0.02
November 15, 2006	2.22	1.93	1.65	1.38	1.12	0.93	0.77	0.63	0.51	0.15	0.04	0.02	0.01
May 15, 2007	2.38	2.05	1.71	1.39	1.08	0.79	0.52	0.28	0.00	0.00	0.00	0.00	0.00

The share prices and additional share amounts set forth above are based upon a common share price of $74.12 at November 9, 2005 and an initial conversion price of $90.00.

Notwithstanding the foregoing, in no event will the conversion rate exceed approximately 13.4916 shares of our Common Stock per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion price as set forth under “—Conversion Price Adjustments” below.

The exact share prices and effective dates may not be set forth in the table above, in which case:

•	if the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

•	if the share price is in excess of $150.00 per share, subject to adjustment, no additional shares will be issued upon conversion; and

•	if the share price is less than $74.12 per share, subject to adjustment, no additional shares will be issued upon conversion.

Notwithstanding the foregoing, and in lieu of adjusting the conversion rate as set forth above, in the case of a “public acquirer change in control”, as defined below, we may elect that, from and after the effective date of such public acquirer change in control, the right to convert a note will be changed into a right to convert a note into a number of shares of “acquirer common stock”, as defined below. At any time prior to the 20th day immediately preceding the proposed effective date of the public acquirer change in control, we may irrevocably elect to deliver cash and shares of acquirer common stock, if any, in the same manner described below under “—Payment Upon Conversion”. The conversion rate in effect immediately before the public acquirer change in control will be adjusted by a fraction:

•	the numerator of which will be (a) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which our Common Stock is converted into cash, securities or other property, the fair market value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of Common Stock or (b) in the case of any other public acquirer change in control, the average of the common stock price for the five consecutive trading days prior to but excluding the effective date of such public acquirer change in control, and

•	the denominator of which will be the average of the closing sale prices of the public acquirer common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change in control.

After the adjustment of the conversion rate in connection with a public acquirer change in control, the conversion rate will be subject to further similar adjustments in the event that any of the events described above occur thereafter.

A “public acquirer change in control” is any transaction described in clause (3) of the definition of change in control below where the acquirer, or any entity that is a direct or indirect “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the aggregate ordinary voting power of all shares of such acquirer’s capital stock that are entitled to vote generally in the election of directors, but in each case other than us, has a class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or that will be so traded or quoted when issued or exchanged in connection with such change in control. We refer to such acquirer’s or other entity’s class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change as the “acquirer common stock”.

Payment Upon Conversion

Subject to certain exceptions described above under “—Conversion in Connection with Certain Change in Control Events”, we will settle each $1,000 principal amount of notes surrendered for conversion by delivering, on the third trading day immediately following the last day of the related observation period, as defined below, cash and shares of our Common Stock, if any, equal to the sum of the daily settlement amounts, as defined below, for each of the 10 trading days during the related observation period.

The “observation period” with respect to any note means the 10 consecutive trading day period beginning on and including the second trading day after you deliver your conversion notice to the conversion agent, except that with respect to any notice of conversion received after the date of issuance of a notice of redemption as described under “—Optional Redemption of the Notes”, the observation period means the 10 consecutive trading days beginning on and including the 13th scheduled trading day prior to the applicable redemption date.

The “daily settlement amount”, for each of the 10 trading days during the observation period shall consist of:

•	an amount in cash equal to the lesser of $100 and the daily conversion value relating to such day; and

•	to the extent such daily conversion value exceeds $100, a number of shares, referred to as the “net shares”, equal to (A) the difference between such daily conversion value and $100, divided by (B) the common stock price for such day.

The “daily conversion value” means, for each of the 10 consecutive trading days during the observation period, one-tenth (1/10) of the product of (a) the applicable conversion rate and (b) the common stock price (or the consideration into which our Common Stock has been converted in connection with certain corporate transactions) on such day.

The “common stock price” on any date means the closing sale price per share, or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices, on such date for our Common Stock as reported in composite transactions on the New York Stock Exchange or the principal United States securities exchange on which our Common Stock is traded or, if our Common Stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. If the Common Stock is not so quoted, the common stock price will be the average of the mid-point of the last bid and asked prices for the Common Stock on the relevant date quoted by each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

We will deliver cash in lieu of fractional shares of Common Stock issuable in connection with payment of the amounts above, based on the common stock price on the last day of the applicable observation period.

Delivery of the foregoing cash and net shares will be deemed to satisfy our obligation to pay the principal amount of the notes and accrued interest, contingent interest and liquidated damages, if any, payable on the notes, except as described below. Accrued interest, contingent interest and liquidated damages, if any, will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion price to account for accrued and unpaid interest, contingent interest and liquidated damages, if any.

Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued and unpaid interest, contingent interest and liquidated damages, if any, on a converted note, or on account of dividends or distributions on shares of our Common Stock issued in connection with the conversion. If notes are converted after a regular record date and prior to the opening of business on the next interest payment date, holders of such notes at the close of business on the regular record date will receive the interest, contingent interest and liquidated damages, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. In such event, when the holder surrenders the note for conversion, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date, contingent interest and liquidated damages, if any, on the principal amount to be converted. The foregoing sentence shall not apply to notes being redeemed on a redemption date within the period between the close of business on the record date and the opening of business on the interest payment date, to notes being redeemed on such interest payment date, to notes surrendered for conversion on the interest payment date or to an interest payment date that is the maturity date.

Conversion Procedures

If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice in accordance with the provisions of the indenture, together, if the notes are in certificated form, with the certificated security, to the trustee who will, on your behalf, convert the notes into cash and shares of our Common Stock. The date you comply with these requirements is the “conversion date” under the indenture.

You may obtain copies of the required form of the conversion notice from the trustee. If a holder of a note has delivered notice of its election to have such note repurchased at the option of such holder on May 15, 2007 or on November 15, 2010, 2015, 2020, 2025 or 2030 or as a result of a change in control, such note may be converted only if the notice of election is withdrawn as described under “—Repurchase of Notes at the Option of the Holder” or “—Right to Require Repurchase of Notes Upon a Change in Control”.

Conversion Price Adjustments

We will adjust the conversion price if (without duplication):

(1)	we issue shares of our Common Stock to all holders of shares of our Common Stock as a dividend or distribution on our Common Stock;

(2)	we subdivide or combine our outstanding Common Stock;

(3)	we issue to all holders of our Common Stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring not more than 60 days after the date of distribution, shares of our Common Stock at less than the average common stock price for the five trading days ending on the earlier of the record date in respect of such distribution or the trading day before the ex-dividend date; provided that no adjustment will be made if holders of the notes are entitled to participate in the distribution on substantially the same terms as holders of our Common Stock as if such noteholders had converted their notes solely into Common Stock immediately prior to such distribution at the then-applicable conversion price;

(4)	we distribute to all holders of our Common Stock evidences of our indebtedness, shares of our capital stock, other than shares of our Common Stock, other securities or other assets, or rights, warrants or options, excluding: (a) those rights, warrants or options referred to in clause (3) above; (b) any dividend or distribution paid in cash referred to in clause (5) below; and (c) those dividends and distributions referred to in clause (1) above; provided that no adjustment will be made if holders of the notes are entitled to participate in the distribution on substantially the same terms as holders of our Common Stock as if such noteholders had converted their notes solely into Common Stock immediately prior to such distribution at the then-applicable conversion price;

(5)	we declare a cash dividend or cash distribution to all of the holders of our Common Stock such that the aggregate cash dividends or cash distributions per common share in any fiscal year exceeds $0.780 (the “dividend threshold amount”). If we declare such a cash dividend or cash distribution, the conversion price shall be decreased to equal the price determined by multiplying the conversion price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price—Dividend Adjustment Amount)

Pre-Dividend Sale Price

provided that if the numerator of the foregoing fraction is less than $1.00, including a negative amount, then in lieu of any adjustment under this clause (5), we shall make adequate provision so that each holder of notes shall have the right to receive upon conversion, in addition to the cash and shares of Common Stock issuable upon such conversion, the amount of cash such holder would have received had such holder converted its notes solely into shares of our Common Stock at the then-applicable conversion price immediately prior to the record date for such cash dividend or cash distribution;

(6)	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer, other than an odd-lot offer, for our Common Stock to the extent that the cash and the value of any other consideration included in the payment per share of Common Stock exceeds the common stock price on the trading day next succeeding the last day on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

(7)	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer and, as of the closing of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if: (a) the tender offer or exchange offer is for an amount that increases the offeror’s ownership of our Common Stock to more than 25% of the total shares of our outstanding Common Stock, and (b) the cash and value of any other consideration included in the payment per share of Common Stock has a fair market value that exceeds the common stock price on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer. However, the adjustment referred to in this clause will not be made if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our properties and assets.

“Pre-Dividend Sale Price” means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution.

“Dividend Adjustment Amount” means the difference between the full amount of the dividend or distribution to the extent payable in cash applicable to one share of our Common Stock and the dividend threshold amount.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion price will be adjusted based on the market value of the securities so distributed relative to the market value of our Common Stock, in each case based on the average closing share price of those securities, where such closing sale prices are available, for the 10 trading days commencing on the effective date of such distribution on the New York Stock Exchange or such other U.S. national or regional exchange or market on which the securities are listed or quoted.

If we reclassify our Common Stock or we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our properties and assets or other similar transaction, in each case pursuant to which the shares of our Common Stock are converted into cash, securities, or other property, then at the effective time of the transaction, a holder’s right to convert its notes into cash and shares of our Common Stock will be changed into a right to convert such notes into the kind and amount of cash, securities and other property that such holder would have received if such holder had converted such notes solely into shares of our Common Stock at the then-applicable conversion price immediately prior to the effective date of such transaction.

For purposes of the foregoing, the type and amount of consideration that you would have been entitled to receive as a holder of our Common Stock in the case of a consolidation, merger, share exchange, sale of all or substantially all of our properties and assets or other similar transaction that causes our Common Stock to be converted into the right to receive more than a single type of consideration, determined based in part upon any form of stockholder election, will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our Common Stock that affirmatively make such an election.

To the extent that any rights plan adopted by us is in effect upon conversion of the notes into cash or shares of Common Stock, you will receive, in addition to such cash or shares of our Common Stock, the rights under the rights plan, only if the rights have not separated from our Common Stock at the time of conversion, and no adjustment of the conversion price will be made in connection with any distribution of rights thereunder in such circumstances. If the rights have separated, you will not receive the rights; however, an adjustment to the conversion price will be made in accordance with clause (4) above under “—Conversion Price Adjustments”.

The conversion price will not be adjusted for the issuance of our Common Stock, or securities convertible into or exchangeable for our Common Stock, except as described above. For example, the conversion price will not be adjusted upon the issuance of shares of our Common Stock:

•	under any present or future employee benefit plan or program of ours; or

•	pursuant to the exercise of any option, warrant or right to purchase our Common Stock, the exchange of any exchangeable security for our Common Stock or the conversion of any convertible security into our Common Stock, in each case so long as such option, warrant, right to purchase, exchangeable security or convertible security is outstanding as of the date the notes are first issued.

We will not issue fractional shares of Common Stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based on the calculation described above under “—Payment Upon Conversion”.

If a taxable distribution to holders of our Common Stock or other transaction occurs that results in any adjustment to the conversion price, including an adjustment at our option, a holder may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our Common Stock. See “Certain U.S. Federal Income Tax Consequences”.

We may from time to time reduce the conversion price if our board of directors determines that this reduction would be in our best interests. Any such determination by our board of directors will be conclusive. Any such reduction in the conversion price must remain in effect for at least 20 trading days or such longer period as may be required by law. In addition, we may from time to time reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of our Common Stock resulting from any dividend or stock or rights distribution on our Common Stock or from any event treated as such for income tax purposes.

We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, any adjustments that are less than 1% of the conversion price will be taken into account in any subsequent adjustment.

Ranking

The notes are our direct, unsubordinated and unsecured debt obligations and rank pari passu among themselves and with all our other unsecured and unsubordinated indebtedness from time to time outstanding.

We are a holding company, with insubstantial assets other than investments in subsidiaries. As a holding company, we are dependent on dividends, loans or advances, or other intercompany transfers of funds from our subsidiaries to meet our obligations. The subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due under our obligations or to make any funds available for such payment. New Jersey insurance law provides that, except in the case of extraordinary dividends or distributions, all dividends or distributions paid by our insurance subsidiaries may be declared or paid only from unassigned surplus, as determined pursuant to statutory accounting principles, less unrealized investment gains and revaluation of assets. Our insurance subsidiaries must also notify the New Jersey insurance regulator of their intent to pay a dividend. If the dividend, together with other dividends or distributions made within the preceding twelve months, would exceed a specified statutory limit, our subsidiaries must also obtain a non-disapproval from the New Jersey insurance regulator. In addition to regulatory restrictions, the ability of some of our subsidiaries to make distributions to us is limited by contractual agreements. Because we are principally a holding company, our right to participate in any distribution of assets of any of our subsidiaries, including The Prudential Insurance Company of America, upon a subsidiary’s liquidation or reorganization or otherwise, is subject to the prior claims of that subsidiary’s creditors, except to the extent we may be recognized as a creditor of that subsidiary. Accordingly, our obligations under the notes are structurally subordinated to all existing and future indebtedness and liabilities of our subsidiaries, including liabilities under contracts of insurance and annuities written by our insurance subsidiaries, and you, as holders of debt securities, should look only to our assets for payment thereunder. As of December 31, 2005, our subsidiaries had total liabilities of approximately $385 billion (including our policyholders’ account balance liability, as well as reserves for future policy benefits and claims, of approximately $178 billion).

In addition, the notes effectively rank junior in right of payment to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. As of December 31, 2005, we had $1.8 billion of secured indebtedness, which ranks senior in right of payments to the notes, and $693 million of subordinated indebtedness, which ranks junior in right of payment to the notes.

Redemption and Repurchase of the Notes

Optional Redemption of the Notes

Beginning on May 20, 2007, we may redeem the notes, in whole at any time, or in part from time to time, for cash at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, contingent interest and liquidated damages, if any, up to but not including the date of redemption. We will give not less than 30 days’ nor more than 60 days’ notice of redemption by mail to holders of the notes.

If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may select for redemption portions of the principal amount of any note in principal amounts of $1,000 and integral multiples thereof.

For a discussion of the tax treatment to a holder of the notes upon optional redemption by us, see “Certain U.S. Federal Income Tax Consequences—U.S. Holders—Sale, Exchange, Repurchase, Redemption or Conversion of the Notes” and “—Non-U.S. Holders—Notes”.

Repurchase of Notes at the Option of the Holder

A holder has the right to require us to repurchase all or a portion of its notes on May 15, 2007 and on November 15, 2010, 2015, 2020, 2025 and 2030. We will repurchase the notes as to which these repurchase rights are exercised for an amount of cash equal to 100% of the principal amount of the notes on the date of repurchase, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, up to but not including the date of repurchase.

We will be required to give notice on a date not less than 30 days prior to each date of repurchase to the trustee and all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to repurchase their notes.

For a discussion of the tax treatment of a holder exercising the right to require us to repurchase notes, see “Certain U.S. Federal Income Tax Consequences—U.S. Holders—Sale, Exchange, Repurchase, Redemption or Conversion of the Notes” and “—Non-U.S. Holders—Notes”.

The repurchase notice given by a holder electing to require us to repurchase its notes may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the date of repurchase.

Payment of the repurchase price for the notes will be made promptly following the later of the date of repurchase and the time of delivery of the notes.

If the paying agent holds money sufficient to pay the repurchase price of the note on the date of repurchase in accordance with the terms of the indenture, then, immediately after the date of repurchase, the note will cease to be outstanding, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to such notes.

No Mandatory Redemption in General; No Sinking Fund

Except as described in this prospectus supplement under “—Right to Require Repurchase of Notes Upon a Change in Control” below and “—Repurchase of Notes at the Option of the Holder” above, we are not required to repurchase or redeem the notes. There are no sinking fund payments.

Right to Require Repurchase of Notes Upon a Change in Control

If a change in control, as defined below, occurs, each holder of notes may require that we repurchase the holder’s notes on the date fixed by us that is not less than 30 days nor more than 60 days after we give notice of the change in control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, up to but not including the date of repurchase.

“Change in Control” means the occurrence of one or more of the following events:

(1)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our properties and assets, to any person or group of related persons, as defined in Section 13(d) of the Exchange Act, or a “Group”;

(2)	the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution, whether or not otherwise in compliance with the provisions of the indenture;

(3)	any person or Group, other than us or any of our subsidiaries, or any employee benefit plan of ours or any of our subsidiaries, becomes the beneficial owner, directly or indirectly, of shares of our voting stock representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding voting shares; or

(4)	the first day on which a majority of the members of our board of directors are not continuing directors, as defined below.

The definition of “change in control” includes a provision relating to the sale, lease, exchange or other transfer of “all or substantially all” of our properties and assets. Although we have been advised that there is a developing body of case law interpreting the phrase “substantially all”, we have been advised that there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, lease, exchange or other transfer of less than all of our properties and assets to another person or Group may be uncertain.

“Continuing directors” means, as of any date of determination, any member of our board of directors who

•	was a member of such board of directors on the date of the original issuance of the notes, or

•	was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes which is to be paid on the date of repurchase. Payment of the repurchase price for the notes will be made promptly following the later of the date of repurchase and the time of delivery of the notes. If the paying agent holds money sufficient to pay the repurchase price of the notes on the date of repurchase in accordance with the terms of the indenture, then, on the date of repurchase, the notes will cease to be outstanding, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

For a discussion of the tax treatment of a holder exercising the right to require us to repurchase notes, see “Certain U.S. Federal Income Tax Consequences—U.S. Holders—Sale, Exchange, Repurchase, Redemption or Conversion of the Notes” and “—Non-U.S. Holders—Notes”.

On or before the 20th business day after the change in control, we must mail to the trustee and all holders of the notes a notice of the occurrence of the change in control offer, stating:

•	the repurchase date;

•	the date by which the repurchase right must be exercised;

•	the repurchase price for the notes;

•	the conversion rate; and

•	the procedures which a holder of notes must follow to exercise the repurchase right.

To exercise the repurchase right, the holder of a note must deliver, on or before the third business day before the repurchase date, a written notice to us and the trustee of the holder’s exercise of the repurchase right. This notice must be accompanied by certificates evidencing the note or notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent at any time on or before the close of business on the business day preceding the repurchase date. The notice of withdrawal must state:

•	the principal amount of notes being withdrawn;

•	the principal amount, if any, of notes not being withdrawn; and

•	if certificated notes have been issued, the certificate numbers of the notes being withdrawn.

The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a change in control may make it more difficult for any person or Group to acquire control of us or to effect a business combination with us. Our ability to pay cash to holders of notes following the occurrence of a change in control may be limited by our then-existing indebtedness, financing agreements or financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors—We may be unable to repurchase your notes as required under the indenture upon a change in control or on the specified dates at the option of the holder or pay you cash upon conversion of your notes”. We may not have the funds necessary to repurchase your notes as required under the indenture upon a change in control or on the specified dates at the option of the holder or pay you cash upon conversion of the notes.

Our obligation to make a repurchase in the event of a change in control will be satisfied if a third party makes the change in control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all notes properly tendered and not withdrawn under the change in control offer.

If a change in control occurs and the holders exercise their rights to require us to repurchase notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

The term “beneficial owner” will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act, or any successor provision, except that (i) a person shall be deemed to have “beneficial ownership” of all shares of our Common Stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time and (ii) any percentage of beneficial ownership shall be determined using the definition in clause (i) in both the numerator and the denominator.

Consolidation, Merger and Sale of Assets

We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell or lease substantially all of our assets to another company or firm, or to buy or lease substantially all of the assets of another company or firm. However, we may not take any of these actions unless the following conditions, among others, are met:

•	Where we merge out of existence or sell or lease substantially all our assets, the other company or firm may not be organized under a foreign country’s laws; that is, it must be a corporation, partnership or trust organized under the laws of a State of the United States or the District of Columbia or under federal law, and it must agree to be legally responsible for the notes.

•	The merger, sale of assets or other transaction must not cause a default on the notes, and we must not already be in default, unless the merger or other transaction would cure the default. For purposes of this no-default test, a default would include an event of default that has occurred and not been cured. A default for this purpose would also include any event that would be an event of default if the requirements for giving us notice of our default or our default having to exist for a specific period of time were disregarded.

•	It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders, including the direct holders of the senior debt securities, or over our general creditors if we fail to pay them back. We have promised in our senior debt indenture to limit these preferential rights on voting stock of any designated subsidiaries, called liens. If a merger or other transaction would create any liens on the voting stock of our designated subsidiaries, we must comply with that restrictive covenant. We would do this either by deciding that the liens were permitted, or by following the requirements of the restrictive covenant to grant an equivalent or higher-ranking lien on the same voting stock to the direct holders of the senior debt securities.

Under any consolidation, merger or any sale, lease, exchange or other transfer of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Prudential Financial under the indenture. Thereafter, we will be released from our obligations and covenants under the indenture and the notes, except in the case of a lease of all or substantially all of our properties and assets.

Modification and Waiver of the Indenture and the Notes

Modification

There are three types of changes we can make to the indenture and the notes.

Changes Requiring Your Approval. First, there are changes that cannot be made to the indenture and the notes without your specific approval. Following is a list of those types of changes:

•	change to the payment due date of the principal or interest, contingent interest and liquidated damages, if any, on any note;

•	reduction of the principal amount or redemption price of, or the rate of interest, contingent interest and liquidated damages, if any, on any note, whether upon acceleration, redemption or otherwise, or alteration of the manner of calculation of interest, contingent interest and liquidated damages, if any, or the rate of accrual thereof on any note;

•	change to the place or currency of payment on any note;

•	impairment of your right to sue for payment of any amount due on your notes;

•	modification of the provisions of the indenture relating to our requirement to repurchase notes (i) upon a change in control after the occurrence thereof, or (ii) on May 15, 2007 or on November 15, 2010, 2015, 2020, 2025 or 2030;

•	impairment of any right that you may have to exchange or convert your notes for or into other securities or property;

•	reduction of the percentage of direct holders of notes whose consent is needed to modify or amend the indenture;

•	reduction of the percentage of direct holders of notes whose consent is needed to waive our compliance with certain provisions of the indenture or to waive certain defaults, including a default in the payment of the principal of, or redemption or purchase price of, or any interest, contingent interest and liquidated damages, if any, on, any note; and

•	modification of any other aspect of the provisions dealing with modification and waiver of the applicable indenture or your right to convert your notes.

Changes Requiring a Majority Vote. The second type of change to the indenture and the notes is the kind that requires a vote in favor by holders of the notes owning a majority in principal amount of the notes. Most changes, including waivers, as described below, fall into this category, except for changes noted above as requiring the approval of the holders of each security affected thereby, and, as noted below, changes not requiring approval.

Changes Not Requiring Approval. The third type of change does not require any vote by holders of the notes. This type is limited to clarifications and certain other changes referenced in the indenture that would not adversely affect holders of the notes.

Waiver

The holders of a majority in aggregate principal amount of the notes at the time outstanding may waive any existing event of default under the indenture, and its consequences, except an event of default in the payment of the principal of or interest on any notes, an event of default in respect of a provision that cannot be amended without the consent of each holder of notes affected, or an event of default which constitutes a failure to convert any note in accordance with the terms of the indenture.

Further Details Concerning Voting

We generally are entitled to set any day as a record date for the purpose of determining the direct holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In some circumstances, the trustee is entitled to set a record date for action by direct holders. If we or the trustee set a record date for a vote or other action to be taken by holders of the notes, that vote or action may be taken only by persons who are direct holders of outstanding securities of the notes on the record date and must be taken within 90 days following the record date.

If you are a street name holder or other indirect holder, you should consult your bank or broker for information on how you may grant or deny approval if we seek to change the indenture or the debt securities or request a waiver.

Events of Default

Each of the following is an event of default under the indenture:

(1)	failure to pay interest, contingent interest and liquidated damages, if any, on any note when it becomes due and payable and continuation of such default for a period of 30 days, whether or not such failure shall be due to compliance with agreements with respect to any other indebtedness or any other cause;

(2)	failure to pay the principal of any note, when it becomes due and payable, at the stated maturity, upon acceleration, upon redemption or otherwise, including the failure to make cash payments or, if applicable, to deliver shares of our Common Stock due upon conversion, or make a payment to repurchase notes tendered pursuant to a change in control offer or the failure to repurchase notes at your option on May 15, 2007 or on November 15, 2010, 2015, 2020, 2025 or 2030, whether or not such failure shall be due to compliance with agreements with respect to any other indebtedness or any other cause;

(3)	failure to provide notice of the occurrence of a change in control on a timely basis;

(4)	default in the observance or performance of any other covenant or agreement contained in the indenture that continues for a period of 90 days after we have received written notice specifying the default and demanding that such default be remedied from the trustee or the holders of at least 25% of the outstanding principal amount of the notes, except in the case of a default with respect to the “Consolidation, Merger and Sale of Assets” covenant, which will constitute an event of default with such notice requirement but without such passage of time requirement; and

(5)	certain events of bankruptcy affecting us or any of our significant subsidiaries.

If an event of default, other than an event of default specified in clause (5) above, shall occur and be continuing, the trustee may, and at the written request of the holders of at least 25% in principal amount of outstanding notes shall, declare the principal of and accrued interest on all the notes to be due and payable by written notice to us, and such notice shall specify the respective event of default and that it is a “notice of acceleration”. Upon delivery of such notice, the principal of and accrued and unpaid interest, contingent interest and liquidated damages, if any, on all the notes shall become immediately due and payable.

If an event of default specified in clause (5) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest, contingent interest and liquidated damages, if any, on all of the outstanding notes shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

Subject to certain conditions set forth in the indenture, a declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the notes. No such cancellation shall affect any subsequent default or impair any rights arising from a subsequent default.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indentures at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability, called an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture with respect to the notes.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and remains uncured;

•	the holders of 25% in principal amount of all outstanding notes must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	the trustee must have not received from holders of a majority in principal amount of the outstanding notes a direction inconsistent with the written notice; and

•	the trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

You are, however, entitled at any time to bring a lawsuit for the payment of money due on your notes on or after their due date.

If you are a street name holder or other indirect holder, you should consult your bank or your broker for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and notes, or else specifying any default. In addition, we are required to provide an officers’ certificate to the trustee promptly upon our obtaining knowledge of any default or event of default under the indenture, describing such default or event of default and what action we are taking or propose to take with respect thereto.

Notices

We and the trustee will send notices regarding the notes only to registered holders, using their addresses as listed in the trustee’s records.

In connection with any redemption of the notes as described above under “—Optional Redemption of the Notes”, we will give not less than 30 days’ nor more than 60 days’ notice of redemption.

In connection with the repurchase obligations described above under “—Repurchase of Notes at the Option of the Holder”, we will be required to give notice on a date not less than 30 days prior to each date of repurchase.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any repurchase date, or upon conversion or otherwise, cash and shares of our Common Stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Form, Denomination and Registration

The notes are in book-entry, or registered, form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof, and are represented by one or more global notes, which are deposited with the trustee as custodian for DTC and registered in the name of DTC’s nominee, Cede & Co.

The notes issued in the initial private placement are eligible for trading in the PORTALSM Market of the Nasdaq Stock Market, Inc. The notes sold by the selling securityholders using this prospectus supplement, however, will no longer be eligible for trading in the PORTALSM Market of the Nasdaq Stock Market, Inc. We have not applied, and do not intend to apply, to list the notes sold by the selling securityholders using this prospectus supplement on any national securities exchange or automated quotation system. Our Common Stock is listed on the New York Stock Exchange under the symbol “PRU”.

Legal Ownership

Street Name and Other Indirect Holders

Investors who hold the notes in accounts at banks or brokers are generally not be recognized by us as legal holders of the notes. This is called holding in “street name”. Instead, we recognize only the bank or broker, or the financial institution the bank or broker uses to hold its notes. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the notes, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold notes in street name, you are responsible for checking with your own institution to find out:

•	how it handles securities payments, notices and conversion procedures;

•	how it would handle a request for the holders’ consent if ever required;

•	whether it imposes fees or charges;

•	how it would handle voting if ever required;

•	whether and how you can instruct it to send you notes registered in your own name so you can be a direct holder as described below; and

•	how it would pursue rights under the notes if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons or entities who are the direct holders of notes, which means those who are registered as holders of notes. As noted above, we do not have obligations to you if you hold in street name or through other indirect means because the notes are issued in the form of global notes as described below. For example, once we make payment to the registered holder, we have no further responsibility for that payment even if that registered holder is legally required to pass the payment along to you as a street name holder but does not do so.

Global Notes

What Is a Global Note? A global note is a special type of indirectly held security, as described above under “—Street Name and Other Indirect Holders”.

Because the notes are in the form of global notes, the ultimate beneficial owners can only be indirect holders. The notes are represented by one or more global notes, which are deposited with the trustee as custodian for DTC and registered in the name of DTC’s nominee, Cede & Co. The global notes may not be transferred to the name of any other direct holder unless the special circumstances described below occur.

Any person wishing to own a note must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary.

Special Investor Considerations for Global Notes. As an indirect holder, an investor’s rights relating to a global note will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a registered holder of notes and instead deal only with the depositary that holds the global notes.

Investors in global notes should be aware that:

•	you cannot get notes registered in your own name except in certain limited circumstances as described below under “—Special Situations When Global Notes Will Be Terminated”;

•	you cannot receive physical certificates for your interest in the notes;

•	you will be a street name holder and must look to your own bank or broker for payments on the notes and protection of your legal rights relating to the notes; see “—Street Name and Other Indirect Holders”;

•	you may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates;

•	the depositary’s policies govern payments, transfers, exchange and other matters relating to your interest in the global notes; we and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global notes; we and the trustee also do not supervise the depositary in any way; and

•	the depositary requires that interests in a global note be purchased or sold within its system using same-day funds for settlement.

Special Situations When Global Notes Will Be Terminated. In a few special situations described below, the global notes will terminate and interests in them will be exchanged for physical certificates representing notes. After that exchange, the choice of whether to hold notes directly or in street name will be up to you. You must consult your own bank or broker to find out how to have your interests in notes transferred to your own name, so that you will be a direct holder.

The special situations for termination of a global note are:

•	when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary;

•	when an event of default on the notes has occurred and has not been cured; or

•	when we notify the trustee that we wish to terminate the global notes, subject to the procedures of the depositary.

Defaults are discussed above under “—Events of Default”.

When a global note terminates, the depositary, and neither we nor the trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

Transfer of Notes

You may transfer or exchange book-entry notes only through DTC. For information with respect to payments of principal of and premium, if any, and interest on book-entry notes and how to transfer or exchange them, see “—DTC; Book-Entry Notes” below. In addition, registration of transfer or exchange of certificated notes, if any are issued, will be made at the office of the trustee listed below under “—Payment Mechanisms for Certificated Notes, If Any”. No service charge will be made by us or the trustee for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with the transfer or exchange, other than exchanges not involving any transfer.

DTC; Book-Entry Notes

DTC

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

Ownership of Book-Entry Notes

Ownership of beneficial interests in the global notes is limited to institutions that have accounts with DTC or its nominee or persons that may hold interests through those participants in DTC. Ownership of beneficial interests in the global notes is shown on, and the transfer of that ownership is effected through, records maintained by DTC, with respect to interests of participants, and the records of participants, with respect to interests of persons other than participants.

Transfers of Book-Entry Notes

So long as DTC or its nominee is the registered owner or holder of a global note, DTC or the nominee, as the case may be, will be considered the sole owner or holder of the book-entry notes represented by the global notes for all purposes under the indenture and the global notes. No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC’s applicable procedures. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in same-day funds. The laws of some states, however, require that certain persons take physical delivery of securities in definitive form, and investors subject to these requirements may not be permitted to invest in notes sold in book-entry form.

Payments on Global Notes

In the circumstances described above under “—Regular Interest”, payments in respect of the global notes are made to DTC, or its nominee, as the registered owner. Neither we nor the trustee have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment in respect of the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of those global notes as shown on the records of DTC or its nominee. We also expect that payments by participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Those payments, however, will be the responsibility of those participants. Street name or other indirect holders should consult their banks or brokers for information on how they will receive payment.

DTC will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account interests in the global notes are credited and only in respect of that portion of the principal amount of the notes as to which such participant or participants has or have given such direction. However, only in those certain circumstances described in the following paragraph will DTC exchange the global notes for certificated notes in minimum denominations of $1,000 and integral multiples of $1,000, which it will distribute to its participants.

Exchange of Book-Entry Notes for Certificated Notes

If any of the following happens:

•	DTC or any successor depositary notifies us that it is unwilling or unable to continue as depositary for global notes or ceases to be a “clearing agency” registered in good standing under the Exchange Act or other applicable statute or regulation and we do not appoint a successor depositary within 90 days after we receive notice of such inability, unwillingness or cessation,

•	an event of default, as described under “—Events of Default” above, under the notes has occurred and is continuing, or

•	we, in our sole discretion and subject to the procedures of the depositary, determine that any or all of the notes will no longer be represented by global notes,

then we will issue, to participants that hold interests in those global notes through DTC, certificated notes in exchange for the related book-entry notes and such participants will then become the registered holders of those certificated notes. Those global notes will be cancelled and be of no further force or effect. The registered holder of a certificated note may transfer that note as described above under “—Legal Ownership” and “—Transfer of Notes”.

Payment Mechanisms for Certificated Notes, If Any

If any book-entry notes are exchanged for certificated notes under the limited circumstances described above under “—DTC; Book-Entry Notes”, and you are a holder of certificated notes, the following will apply:

•	We will make interest payments, contingent interest and liquidated damages, if any, other than interest payable on a maturity date, by check mailed to the holders of certificated notes.

•	If you are a holder of at least $1,000,000 aggregate principal amount of certificated notes, you may receive your interest payments by wire transfer as follows: you must notify the trustee in writing at its office address listed below, or at any other address that the trustee has provided to you by mail, on or before the regular record date before an interest payment date, other than a maturity date, that you choose to have the interest on all your notes payable on that interest payment date and all subsequent interest payment dates paid by wire transfer of immediately available funds to an account at a bank in The City of New York, or in another city that we agree to, designated by you. This payment method will apply until you give the trustee written notice to the contrary. We will not pay interest by wire transfer if you designate an account with a bank that has no facilities to receive wire transfers.

•	We will pay the principal of and premium, if any, and interest, contingent interest and liquidated damages, if any, on any certificated note that is due on that note’s maturity date, redemption date or repurchase date in immediately available funds against presentation of that certificated note at the corporate trust office of the trustee in The City of New York, which on the date of this prospectus supplement, is located at 4 New York Plaza 15th Floor, New York, New York 10004. Alternatively, we will make this payment at any other office or agency of the trustee in The City of New York that the trustee may designate to you in writing. However, if this payment is to be made by wire transfer, the trustee must have received appropriate wire transfer instructions in writing from you at least two business days prior to the relevant date.

Unclaimed Payments

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of one year after the amount is due to registered holders will be repaid to us. After that one-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Replacement of Notes

In case any note is mutilated, destroyed, lost or stolen, we will execute and, upon our request, the trustee will authenticate and deliver, a new note with identical terms and provision and in a like principal amount, registered in the same manner, dated the date of its authentication and bearing interest from the date to which interest has been paid on that note, in exchange for or in lieu of that old note. In case that old note is destroyed, lost or stolen, the applicant for a substituted note must furnish to us and the trustee a security or indemnity as we and the trustee may require. In addition, in every case of destruction, loss or theft of a note, the applicant must also furnish to us and the trustee satisfactory evidence of destruction, loss or theft and of ownership of the note.

Upon the issuance of any substituted note, we and the trustee may require applicants for substituted notes to cover our expenses. In case a note has matured or is about to mature and is mutilated, destroyed, lost or stolen, we may, instead of issuing a substitute note, pay or authorize the payment of the note, without surrender of the note except in the case of a mutilated note, upon compliance by the holder with the requirement above.

Trustee, Paying Agent and Conversion Agent

The trustee under the indenture is JPMorgan Chase Bank, N.A. We and our subsidiaries maintain banking and other service relationships with JPMorgan Chase Bank, N.A.

The indenture contains certain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest, as defined in the Trust Indenture Act, after a default has occurred and is continuing, it must eliminate such conflict within 90 days or apply to the SEC for permission to continue or resign.

Governing Law

The indenture and the notes are governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws.

Additional Information

Anyone who receives this prospectus supplement may obtain a copy of the indenture without charge by writing to Prudential Financial, Inc., 751 Broad St., Newark, New Jersey 07102, Attention: Shareholder Services.

Registration Rights

We entered into a registration rights agreement with the initial purchaser of the notes for the benefit of the holders of the notes and the shares of our Common Stock issuable on conversion of the notes. Under this agreement we have filed with the SEC, at our cost, a shelf registration statement, of which this prospectus supplement is a part, covering resale of the notes and the shares of our Common Stock issuable on conversion of the notes. The shelf registration statement became effective upon filing on March 16, 2006.

We will use our commercially reasonable efforts to keep the shelf registration statement effective after its effective date until the earlier of: (1) the sale pursuant to the shelf registration statement of all of the notes and any shares of our Common Stock issuable upon conversion of the notes; (2) the expiration of the holding period applicable to the notes and the shares of our Common Stock issuable upon conversion of the notes held by non-affiliates of Prudential Financial under Rule 144(k) under the Securities Act, or any successor provision; and (3) the date on which all of the notes and any shares of our Common Stock issued upon conversion of the notes (i) cease to be outstanding or (ii) have been resold pursuant to Rule 144 under the Securities Act.

We have the right to suspend use of the shelf registration statement or the use of the prospectus that is part of the shelf registration statement during specified periods of time for any bona fide reason, including pending corporate developments and public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the notes of the existence of such a suspension. If we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, other than the periods during which we are permitted to suspend registration or the use of the prospectus that is part of the shelf registration statement, then, we will pay liquidated damages to all holders of notes, in respect of each $1,000 principal amount of notes outstanding, at a rate per annum equal to 0.25% of such principal amount. In no event will liquidated damages accrue at a rate per year exceeding 0.25%. So long as such unavailability continues, we will pay liquidated damages in cash to the same persons to whom interest on the notes is payable and at the same time as such payment. When such registration default is cured, accrued and unpaid liquidated damages through the date of cure will be paid in cash on the subsequent interest payment date. Holders of shares of our Common Stock issued in respect of the notes that have been transferred pursuant to the shelf registration statement or in accordance with Rule 144 or that are eligible for resale under Rule 144(k) will not be entitled to be included in the shelf registration statement covering resales. No liquidated damages will be payable in respect of Common Stock issued upon conversion of the notes.

A holder who elects to sell any notes or shares of Common Stock pursuant to the shelf registration statement:

•	is required to be named as selling securityholder in the related prospectus;

•	is required to deliver a prospectus to purchasers;

•	is subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	is bound by the applicable provisions of the registration rights agreement, including indemnification obligations.

Upon receipt of a completed notice and questionnaire, together with any other information as may be reasonably requested by us, from a holder of notes, we will, as promptly as practicable but in any event within fifteen business days of receipt (or five business days after the expiration of any deferral period in effect when the questionnaire is delivered, if later), file the amendments to the shelf registration statement or supplements to this prospectus supplement as are necessary to permit the holder to deliver the prospectus supplement to purchasers of registrable securities (subject to our right to suspend the use of the registration statement or the prospectus as described above); provided that we will not be required to file more than one post-effective amendment to the shelf registration statement in any calendar quarter.

DESCRIPTION OF OUR COMMON STOCK

The following briefly summarizes the provisions of our amended and restated certificate of incorporation and amended and restated by-laws that would be important to holders of our Common Stock. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our amended and restated certificate of incorporation and amended and restated by-laws, which are incorporated by reference herein. See “Where You Can Find More Information” and “Incorporation of Information by Reference” for information about where you can obtain a copy of these documents.

Our Common Stock

We have authorized 1,500,000,000 shares of Common Stock with a par value of $0.01 per share. Our authorized capital also consists of 10,000,000 shares of another class of common stock, the Class B stock. The Common Stock and the Class B stock are separate classes of common stock under New Jersey corporate law. We are not offering any Class B stock by means of this prospectus supplement. The Common Stock reflects the performance of the Financial Services Businesses and the Class B stock reflects the performance of the Closed Block Business. As of March 13, 2006, approximately 493,459,524 shares of Common Stock were outstanding. The outstanding shares of Common Stock are, and the shares of Common Stock when issued upon conversion of the notes will be, fully paid and non-assessable. As of the date of this prospectus supplement, 2,000,000 shares of Class B stock are outstanding, all of which are beneficially owned by American International Group, Inc. and Pacific Life Corp. References in this prospectus supplement to our Common Stock do not include Class B stock.

Our Common Stock is listed on the New York Stock Exchange under the symbol “PRU”.

Dividend Rights

Holders of Common Stock and of Class B stock may receive cash dividends as declared by our board of directors out of funds legally available for that purpose, subject to the rights of any holders of any preferred stock. To the extent dividends are paid on the Class B stock, shares of Class B stock are repurchased or the Closed Block Business has net losses, the amount legally available for dividends on the Common Stock will be reduced.

In addition, payment of dividends is subject to the following additional conditions:

•	holders of Common Stock are entitled to receive dividends only out of the assets of the Financial Services Businesses that are legally available therefor under the New Jersey Business Corporation Act as if the Financial Services Businesses were a separate New Jersey corporation; and

•	holders of Class B stock are entitled to receive dividends only out of the assets of the Closed Block Business that are legally available therefor under the New Jersey Business Corporation Act as if the Closed Block Business were a separate New Jersey corporation.

We have the right and expect to pay dividends on the Common Stock and Class B stock in unequal amounts. We have the right to pay dividends on the Class B stock without paying dividends on the Common Stock, as well as the right not to pay dividends on the Class B stock even when funds legally available for dividends exist.

We will pay dividends on the Class B stock in an aggregate amount per year that is at least equal to the lesser of (1) $19.25 million and (2) what we call the CB Distributable Cash Flow for the applicable year. We have, however, the flexibility to suspend dividends on the Class B stock. If we do that despite the fact that CB Distributable Cash Flow exists for any period, then you, as a holder of Common Stock, will not receive dividends on your Common Stock for that period.

CB Distributable Cash Flow means, for any quarterly or annual period, the sum of

•	the excess of (a) the Surplus and Related Assets over (b) the “Required Surplus” applicable to the Closed Block Business within The Prudential Insurance Company of America, to the extent that The Prudential Insurance Company of America is able to distribute such excess as a dividend to Prudential Holdings, LLC (its immediate parent holding company, which is a wholly owned subsidiary of Prudential Financial) under New Jersey law without giving effect, directly or indirectly, to the “earned surplus” requirement of Section 17:27A-4c.(3) of the New Jersey Insurance Holding Company Systems Law, plus

•	any amount held by Prudential Holdings, LLC allocated to the Closed Block Business in excess of remaining debt service payments on the IHC debt. For purposes of the foregoing, “Required Surplus” means the amount of surplus applicable to the Closed Block Business within The Prudential Insurance Company of America that would be required to maintain a quotient (expressed as a percentage) of (a) the “Total Adjusted Capital” applicable to the Closed Block Business within The Prudential Insurance Company of America (including any applicable dividend reserves) divided by (b) the “Company Action Level RBC” applicable to the Closed Block Business within The Prudential Insurance Company of America, equal to 100%, where “Total Adjusted Capital” and “Company Action Level RBC” are as defined in the regulations promulgated under the New Jersey Dynamic Capital and Surplus Act of 1993. These amounts will be determined according to statutory accounting principles.

Voting Rights

Each share of Common Stock and each share of Class B stock gives the respective owner of record one vote on all matters submitted to a shareholder vote. The Common Stock and the Class B stock vote together as a single class on all matters submitted to a shareholder vote, except as otherwise required by law and except that the holders of the Class B stock have certain class voting or consent rights, including as noted below. Accordingly, the holders of a majority of the outstanding shares of Common Stock and Class B stock voting for the election of directors can elect all of the directors if they choose to do so, subject to any voting rights granted to holders of preferred stock.

Actions requiring approval of shareholders will generally require approval by a majority vote at a meeting at which a quorum is present. Our amended and restated by-laws provide that, except as otherwise set forth in our amended and restated certificate of incorporation, the holders of 25% of the shares entitled to cast votes at a meeting constitute a quorum. Our amended and restated certificate of incorporation initially specifies a quorum of 25% of the shares entitled to cast votes at a meeting of shareholders. The amended and restated certificate of incorporation further provides that, in the event that the holders of at least the percentage of shares entitled to cast votes at a meeting of shareholders set forth in Column A below are present or represented at a meeting of shareholders, the quorum shall be increased to the percentage listed in Column B below, effective commencing the next succeeding annual or special meeting of shareholders:

Column A	Column B
25%	25%
35%	30%
45%	40%
55%	50%

Following our annual meeting of shareholders in 2002, this quorum has increased to 40% from 25%.

In addition to any class voting rights provided by law, holders of the Class B stock are entitled to vote as a class with respect to:

•	any proposal by our board of directors to issue

(1)	shares of Class B stock in excess of an aggregate of two million outstanding shares, other than issuances pursuant to a stock split or stock dividend paid ratably to all holders of Class B stock,

(2)	any shares of preferred stock that are exchangeable for or convertible into Class B stock, or

(3)	any debt securities, rights, warrants or other securities which are convertible into, exchangeable for, or provide a right to acquire shares of, Class B stock; or

•	the approval of the actuarial or other competent firm selected for purposes of determining the Fair Market Value of the Class B stock in connection with any exchanges or conversions discussed below under “—Exchange and Conversion of Class B Stock”.

In addition, pursuant to the subscription agreement for the Class B stock, the approval or consent of the holders of the Class B stock is required for various matters affecting the Class B stock or the Closed Block Business, including material changes in the investment policies for the Surplus and Related Assets. The approvals or consents of the Class B stockholders require the approval of the shares having a majority of the voting power of the Class B stock.

Liquidation Rights

In the event of a liquidation, dissolution or winding-up of Prudential Financial, the holders of Common Stock and any Class B stock will be entitled to receive a proportionate share in our net assets that remain after paying all liabilities and the liquidation preferences of any preferred stock.

This proportionate share will be determined as follows:

•	If no Class B stock is outstanding at the time of a liquidation, dissolution or winding-up of Prudential Financial, each share of Common Stock will be entitled to an equal share of any net assets of Prudential Financial after paying all of our liabilities and the liquidation preference of any preferred stock.

•	If shares of Class B stock are outstanding at the time of a liquidation, dissolution or winding-up of Prudential Financial, each share of Common Stock and of Class B stock will be entitled to a share of net liquidation proceeds in proportion to the respective liquidation units of each class. The formula below explains the computation of liquidation units.

In the second case, where shares of Class B stock are outstanding, each share of Common Stock will have one liquidation unit. Each share of Class B stock will have a number of liquidation units (including a fraction of one liquidation unit) that is equal to the quotient (rounded to the nearest five decimal places) of (i) the issuance price per share of the Class B stock divided by (ii) the average market value of one share of Common Stock during the 20 consecutive trading day period ending on (and including) February 16, 2002. During this 20-day period, the Common Stock had an average market value, as reported by Bloomberg, of $30.90 per share. Accordingly, each share of Common Stock has one liquidation unit and each share of Class B stock has 2.83172 liquidation units; that is, the issuance price of $87.50 divided by $30.90.

Neither a merger nor a consolidation of us with any other entity, nor a sale, transfer or lease of all or any part of our assets would alone be deemed a liquidation, dissolution or winding-up for these purposes.

Pre-emptive Rights

Holders of our Common Stock and of our Class B stock have no pre-emptive rights with respect to any shares of capital stock that we may issue in the future.

Shareholder Rights Plan

The following is a summary of the material terms of our shareholder rights agreement and each statement is qualified in its entirety by reference to the shareholder rights agreement, which is incorporated by reference herein. See “Incorporation of Information by Reference” for information about where you can obtain a copy of the shareholder rights agreement.

On December 18, 2001, our shareholder rights agreement became effective. The shareholder rights plan does not apply to any share of Class B stock. Our transfer agent, Computershare Limited, is the rights agent under the shareholder rights agreement. The shareholder protection rights will not prevent a takeover of us. However, the rights may render an unsolicited takeover of us more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer shareholders the opportunity to sell their shares at a price above the prevailing market rate and/or may be favored by a majority of the shareholders.

Right to Purchase Preferred Stock. Under the shareholder rights agreement, each outstanding share of Common Stock is coupled with one shareholder protection right. Each right initially entitles the holder to purchase 1/1000 of a share of a series of our preferred stock upon payment of the exercise price, which the board has initially set at $110 per right, subject to adjustment from time to time.

Exercise of Protection Rights. The shareholder protection rights are not exercisable until the distribution date, when they will become transferable separately from the Common Stock. The distribution date is the earlier of:

•	the tenth business day after the first public announcement that a person or group has become the beneficial owner of 10% or more of the total voting power of all of our outstanding capital stock or such earlier or later date as determined by our board of directors. The rights plan refers to the day of public announcement as the “stock acquisition date” and the person or group as an “acquiring person”; or

•	the tenth business day after the commencement of a tender or exchange offer for 10% or more of the total voting power of all of our outstanding capital stock.

If any person or group becomes an acquiring person, instead of thousandths of shares of preferred stock, each shareholder protection right will then generally represent the right to receive upon exercise an amount of Common Stock having a market value equal to twice the exercise price. If after a stock acquisition date we are acquired in a merger or other business combination or 50% or more of our consolidated assets or earnings power are sold or transferred, each shareholder protection right will then represent the right to receive upon exercise an amount of Common Stock of the acquiring person having a value equal to twice the exercise price. In addition, at any time after any person or group becomes an acquiring person but before it becomes the beneficial owner of 50% or more of the outstanding Common Stock, our board of directors may exchange all or part of the shareholder protection rights for Common Stock at an exchange ratio of 1:1.

Redemption and Expiration of Protection Rights. Our board of directors may redeem the shareholder protection rights only in whole, for one cent ($0.01) per right at any time until the tenth business day after the stock acquisition date. Unless redeemed earlier, the protection rights will expire on December 18, 2011.

Exchange and Conversion of Class B Stock

The Common Stock is not convertible.

Exchange. We may, at our option, at any time, exchange all outstanding shares of Class B stock into that number of shares of Common Stock which have an aggregate average market value, discussed below, equal to 120% of the appraised “Fair Market Value”, discussed below, of the outstanding shares of Class B stock.

Conversion by Holders of Class B stock following Closed Block disposition or Change of Control. If (1) we sell or otherwise dispose of all or substantially all of the Closed Block Business or (2) a “change of control”, as defined below, of Prudential Financial occurs, we must exchange all outstanding shares of Class B stock into that number of shares of Common Stock which have an aggregate average market value of 120% of the appraised Fair Market Value of such shares of Class B stock.

Discretionary and Tax Event Conversion by Holders of Class B stock. Holders of Class B stock may convert their shares of Class B stock into that number of shares of Common Stock which have an aggregate average market value equal to 100% of the appraised Fair Market Value of the outstanding shares of Class B stock

(1)	in the holder’s sole discretion, in the year 2016 or at any time thereafter, and

(2)	at any time if (a) the Class B stock will no longer be treated as equity of Prudential Financial for U.S. federal income tax purposes or (b) the New Jersey Department of Banking and Insurance amends, alters, changes or modifies the regulation of the Closed Block, the Closed Block Business, the Class B stock or the IHC debt in a manner that materially adversely affects the CB Distributable Cash Flow.

In no event, however, may a holder of Class B stock convert shares of Class B stock to the extent such holder immediately upon such conversion, together with its affiliates, would be the “beneficial owner”, as defined under the Exchange Act, of in excess of 9.9% of the total outstanding voting power of our voting securities. In the event a holder of shares of Class B stock requests to convert shares pursuant to clause (2)(a) above, we may elect, instead of effecting such conversion, to increase the Target Dividend Amount to $12.6875 per share per annum retroactively from the time of issuance of the Class B stock.

Conversion upon Material Transactions Affecting Common Stock. In the event of any reclassification, recapitalization or exchange of, or any tender offer or exchange offer for, the outstanding shares of Common Stock, including by merger, consolidation or other business combination, as a result of which shares of Common Stock are exchanged for or converted into another security which is both registered under the Exchange Act and publicly traded, then the Class B stock will remain outstanding, unless exchanged by virtue of a “change of control” occurring or otherwise, or otherwise converted, and, in the event 50% or more of the outstanding shares of Common Stock are so exchanged or converted, holders of outstanding Class B stock will be entitled to receive, in the event of any subsequent exchange or conversion, the securities into which the Common Stock has been exchanged or converted by virtue of such reclassification, recapitalization, merger, consolidation, tender offer, exchange offer or other business combination. If, in the event of any reclassification, recapitalization or exchange, or any tender or exchange offer for, the outstanding shares of Common Stock, including by merger, consolidation or other business combination, as a result of which a majority of the outstanding shares of Common Stock are converted into or exchanged or purchased for either cash or securities which are not public securities, or a combination thereof, the holders of Class B stock will be entitled to receive cash and/or securities of the type and in the proportion that such holders of Class B stock would have received if an exchange or conversion of the Class B stock had occurred immediately prior to the conversion, exchange or purchase of a majority of the outstanding shares of Common Stock and the holders of Class B stock had participated as holders of Common Stock in such conversion, exchange or purchase. The amount of cash and/or securities payable upon such exchange or conversion will be calculated based upon the Fair Market Value of the Class B stock as of the date on which the Common Stock was exchanged, converted or purchased and will be multiplied by 120%.

Definitions. For purposes of all exchanges and conversions,

•	“Average market value” of the Common Stock will be determined during a specified 20 trading day period preceding the time of the exchange or conversion.

•	“Change of control” means the occurrence of any of the following events, whether or not approved by our board of directors:

(a)

(i) any person(s), excluding us and specified related entities, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of our then outstanding equity securities; or (ii) we merge with, or consolidate with, another person or dispose of all or substantially all of our assets to any person, other than, in the case of either clause (i) or (ii), any transaction where immediately after such transaction the persons that beneficially owned immediately prior to the transaction our then outstanding voting equity securities beneficially own more than 50% of the total voting power of the then outstanding voting securities of the surviving person; or

(b)	during any year or any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors, together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of a majority of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason, other than pursuant to (x) a proposal or request that the board of directors be changed as to which the holder of the Class B stock seeking the conversion has participated or assisted or is participating or assisting or (y) retirements in the ordinary course, to constitute a majority of the board of directors then in office.

•	“Fair Market Value” of the Class B stock means the fair market value of all of the outstanding shares of Class B stock as determined by appraisal by a nationally recognized actuarial or other competent firm independent of and selected by our board of directors and approved by the holders of a majority of the outstanding shares of Class B stock. Fair Market Value will be the present value of expected future cash flows to holders of the Class B stock, reduced by any payables to the Financial Services Businesses. Future cash flows will be projected consistent with the policy, as described in the plan of reorganization relating to the demutualization, for the board of directors of The Prudential Insurance Company of America to declare policyholder dividends based on actual experience in the Closed Block. Following the repayment in full of the IHC debt, these cash flows shall be the excess of statutory surplus applicable to the Closed Block Business over Required Surplus, as defined in the definition of “CB Distributable Cash Flow”, for each period that would be distributable as a dividend under New Jersey law if the Closed Block Business were a separate insurer. These cash flows will be discounted at an equity rate of return, to be estimated as a risk-free rate plus an equity risk premium. The risk-free rate will be an appropriate ten-year U.S. Treasury rate reported by the Federal Reserve Bank of New York. The equity risk premium will be 8 1/4% initially, declining evenly to 4% over the following 21 years and remaining constant thereafter. Fair Market Value will be determined by appraisal as of a specified date preceding the time of the exchange or conversion.

Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws

A number of provisions of our amended and restated certificate of incorporation and amended and restated by-laws concern corporate governance and the rights of shareholders. Some provisions, including those granting our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms of preferred stock without shareholder approval, may be viewed as having an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers that some shareholders may consider to be in their best interests. To the extent takeover attempts are discouraged, fluctuations in the market price of the Common Stock, which may result from actual or rumored takeover attempts, may be inhibited.

The amended and restated certificate of incorporation and the amended and restated by-laws have provisions that also could delay or frustrate the removal of directors from office or the taking of control by shareholders, even if that action would be beneficial to shareholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they were favorable to the interests of shareholders, and could potentially depress the market price of the Common Stock.

The following is a summary of the material terms of these provisions of our amended and restated certificate of incorporation and amended and restated by-laws. The statements below are only a summary, and we refer you to the amended and restated certificate of incorporation and amended and restated by-laws, which are incorporated by reference herein. See “Where You Can Find More Information” and “Incorporation of Information by Reference” for information about where you can obtain a copy of these documents.

Classified Board of Directors; Number of Directors; Removal; Vacancies

On June 7, 2005, our shareholders approved amendments to the Company’s Amended and Restated Certificate of Incorporation to provide for the phased elimination over three years of the Company’s classified board of directors. These amendments are referred to herein as the “declassification amendment”. Prior to the declassification amendment, our amended and restated certificate of incorporation provided that our directors be divided into three classes, as nearly equal in number as possible, with the term of office of each class to be three years. The classes served staggered terms, so that the term of one class of directors expired each year. As a result of this provision, at least two annual meetings of shareholders were required for shareholders to change a majority of our board of directors. Commencing at our 2005 annual meeting of shareholders, directors were elected for terms of one year, except that any director in office at the 2005 annual meeting of shareholders whose term expires at the annual meeting of shareholders held in calendar year 2006 or calendar year 2007 will continue to hold office until the end of the term for which such director was elected and until such director’s successor is elected and qualified.

Our amended and restated by-laws provide that the board of directors consists of not less than 10 nor more than 24 members, with the exact number to be determined by the board of directors from time to time. Effective upon the adoption of the declassification amendment, our amended and restated by-laws were amended to reflect the phased declassification of our board of directors. Prior to their amendment, our amended and restated by-laws permitted removal of directors only for cause and required (unless otherwise required by law) the affirmative vote of at least 80% of the votes cast at a meeting of the shareholders provided that at least 50% of the outstanding shares approved. Upon adoption of the declassification amendment, the amended and restated by-laws were amended so that these requirements will continue to apply to the Class II and Class III directors during the remainder of their terms expiring in 2006 and 2007, respectively. The amended and restated by-laws were also amended to (1) provide that the directors elected at the 2005 annual meeting of shareholders and thereafter will be removable “with or without cause” upon the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present and (2) delete the supermajority voting requirements applicable to the classification of directors so that, if shareholders in the future wish to reestablish a classified board of directors, such reestablishment would need the affirmative vote of only a majority of the votes cast at a meeting at which a quorum is present.

Unless otherwise required by law, vacancies on the board of directors, including vacancies resulting from an increase in the number of directors or the removal of directors, may only be filled by an affirmative vote of a majority of the directors then in office or by a sole remaining director. This requirement will make it more difficult to change the board of directors and will promote the continuity of existing management.

Limitations on Call of Special Meetings of Shareholders

The amended and restated by-laws provide that special meetings of shareholders may only be called by the chairman of the board of directors, the chief executive officer, the president, or the board of directors or shareholders representing at least 25% of the shares outstanding.

Limitation on Written Consent of Shareholders

The amended and restated certificate of incorporation generally provides that action by holders of Common Stock cannot be taken by written consent without a meeting unless such written consents are signed by all shareholders entitled to vote on the action to be taken.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings

Our amended and restated by-laws establish advance notice procedures for shareholder proposals concerning nominations for election to the board of directors and new business to be brought before meetings of shareholders. These procedures require that notice of such shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, we must receive the notice at our principal executive offices not less than 120 nor more than 150 days prior to the anniversary date of the annual meeting of shareholders before the one in which the shareholder proposal is to be considered. The notice must contain information required by the amended and restated by-laws. These provisions make it procedurally more difficult for a shareholder to place a proposed nomination or new business proposal on the meeting agenda and therefore may reduce the likelihood that a shareholder will seek to take independent action to replace directors or with respect to other matters that are not supported by management.

Supermajority Voting Requirement for Certain Amendments to the By-laws and Charter

Our amended and restated certificate of incorporation and amended and restated by-laws require the approval of at least 80% of the votes cast at a meeting of shareholders to amend certain provisions of the amended and restated certificate of incorporation and amended and restated by-laws, including those described in this section, provided, that the number of votes cast at such meeting of shareholders is at least 50% of the total number of issued and outstanding shares entitled to vote thereon. This requirement exceeds the majority vote that would otherwise be required under the New Jersey Business Corporation Act. This supermajority requirement will make it more difficult for shareholders to reduce the anti-takeover effects of the amended and restated certificate of incorporation and amended and restated by-laws.

Limitation of Liability and Indemnification Matters

Amended and Restated Certificate of Incorporation. Our amended and restated certificate of incorporation states that a director will not be held personally liable to us or any of our shareholders for damages for a breach of duty as a director except for liability based upon an act or omission:

•	in breach of the director’s duty of loyalty to us or our shareholders,

•	not in good faith or involving a knowing violation of law, or

•	resulting in receipt by such director of an improper personal benefit.

This provision prevents a shareholder from pursuing an action for damages for breach of duty against one of our directors unless the shareholder can demonstrate one of these specified bases for liability. The inclusion of this provision in the amended and restated certificate of incorporation may discourage or deter shareholders or management from bringing a lawsuit against a director for a breach of his or her duties, even though an action, if successful, might otherwise benefit us and our shareholders. This provision does not affect the availability of non-monetary remedies like an injunction or rescission based upon a director’s breach of his or her duty of care.

Amended and Restated By-laws. Our amended and restated by-laws provide that we must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding because such person is or was a director or officer of us, or is or was serving at our request as a director or officer, employee or agent of another entity. This indemnification covers expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by the indemnified person in connection with such action, suit or proceeding. To receive indemnification, a person must have acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests. In the case of any criminal action or proceeding, the indemnified person also must have had no reasonable cause to believe his or her conduct was unlawful. The amended and restated by-laws limit indemnification in cases when a person has been held liable to us.

Anti-Takeover Effect of New Jersey Business Corporation Act

New Jersey Shareholders Protection Act

We are subject to the provisions of Section 14A-10A of the New Jersey Business Corporation Act, which is known as the “Shareholders Protection Act”.

Generally, the Shareholders Protection Act prohibits a publicly held New Jersey corporation with its principal executive offices or significant business operations in New Jersey, like us, from engaging in any “business combination” with any “interested stockholder” of that corporation for a period of five years following the time at which that stockholder became an “interested stockholder”. An exception applies if the business combination is approved by the board of directors before the stockholder becomes an “interested stockholder”. Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations. An “interested stockholder” is (1) any person that directly or indirectly beneficially owns 10% or more of the voting power of the outstanding voting stock of Prudential Financial; or (2) any “affiliate” or “associate” of ours that directly or indirectly beneficially owned 10% or more of the voting power of the then-outstanding stock of Prudential Financial at any time within a five-year period immediately prior to the date in question.

In addition, under the Shareholders Protection Act, we may not engage in a business combination with an interested stockholder at any time unless:

•	our board of directors approved the business combination prior to the time the stockholder became an interested stockholder;

•	the holders of two-thirds of our voting stock (which includes Common Stock and Class B stock) not beneficially owned by the interested stockholder affirmatively vote to approve the business combination at a meeting called for that purpose; or

•	the consideration received by the non-interested stockholders in the business combination meets the standards of the statute, which is designed to ensure that all other shareholders receive at least the highest price per share paid by the interested stockholder.

A New Jersey corporation that has publicly traded voting stock may not opt out of these restrictions.

Board Consideration of Certain Factors

Under the New Jersey Business Corporation Act, in discharging their duties, our directors may consider the effects that an action taken by us may have on interests and people in addition to our shareholders, such as employees, customers and the community. The directors may also consider the long-term as well as the short-term interests of us and our shareholders, including the possibility that these interests may best be served by our continued independence.

Transfer Agent

The transfer agent and registrar for our Common Stock is Computershare Limited.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

U.S. Treasury Circular 230 Notice

The tax discussions contained in this prospectus supplement were written to support the promotion or marketing of the transactions or matters addressed in this prospectus supplement. These discussions were not intended or written to be used, and cannot be used, for the purpose of avoiding U.S. tax penalties. Investors should consult their own tax advisors in determining the tax consequences to them of purchasing, owning, and disposing of notes and Common Stock, including the application in their particular circumstances of the U.S. tax considerations discussed below, as well as the application of state, local, foreign, or other tax laws and possible changes in tax laws.

General

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and Common Stock into which the notes are convertible. The discussion is based on the Code, Treasury regulations, judicial decisions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular person or to persons subject to special treatment under the U.S. federal income tax laws (such as financial institutions, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting, insurance companies, expatriates, tax-exempt organizations, persons that are, or hold their notes or Common Stock through, partnerships or other pass-through entities or U.S. persons who have a functional currency other than the U.S. dollar) or to persons that hold their notes or Common Stock as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ from those summarized below. Moreover, the discussion does not address any tax consequences other than U.S. federal income tax consequences. This summary deals only with holders that hold the notes and Common Stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and only with Common Stock received upon conversion of notes pursuant to the terms of the indenture. No IRS ruling has been or will be sought by us regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

For purposes of this discussion, a “U.S. holder” means a beneficial owner (as determined for U.S. federal income tax purposes) of a note or Common Stock that is, or is treated as, one of the following:

•	a citizen or individual resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state therein;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” means any beneficial owner of a note (other than a partnership) that is not a “U.S. holder”.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a holder of a note or Common Stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of such partnership. Partners and partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Classification of the Notes

Pursuant to the terms of the indenture, we and each holder of notes agreed to treat the notes, for U.S. federal income tax purposes, as “contingent payment debt instruments” and to be bound (except as required by law) by our application of the U.S. Treasury regulations that govern contingent payment debt instruments (the “CPDI Regulations”), including our determination of the rate at which interest is deemed to accrue on the notes and the related “projected payment schedule”. The remainder of this discussion assumes that the notes will be treated in accordance with that agreement and our determinations. No authority directly addresses the treatment of all aspects of the notes for U.S. federal income tax purposes. Accordingly, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described in this summary, and we have not sought an opinion of counsel regarding the classification of the notes as contingent payment debt instruments or, assuming the notes are contingent payment debt instruments, the proper comparable yield and projected payment schedule for the notes. A different treatment of the notes for U.S. federal income tax purposes could significantly alter the amount, timing, character and treatment of income, gain or loss recognized in respect of the notes from that which is described below and could require a holder to accrue interest income at rate different from the “comparable yield” rate described below.

Adjustment to the Conversion Price

The price at which the notes are convertible into shares of Common Stock is subject to adjustment under certain circumstances as described under “Description of the Notes—Conversion Rights—Conversion Price Adjustments”. The holder of a note may be deemed to have received a constructive distribution includable in income in the manner described under “—U.S. Holders—Dividends” and “—Non-U.S. Holders—Notes” below if, and to the extent that, certain adjustments in the conversion price (e.g., adjustments in respect of taxable dividends to our stockholders) increase the proportionate interest of the holder in our assets or earnings and profits. The holder of a note will be deemed to have received such a constructive distribution even if the holder does not receive any cash or property as a result of such adjustment and regardless of whether or not such holder ever exercises its conversion privilege. Any such constructive distribution will be taxable as a dividend, return of capital or capital gain in accordance with the tax rules generally applicable to corporate distributions, but may not be eligible for the reduced rates of tax applicable to certain dividends paid to individual holders or to the dividends-received deduction applicable to certain dividends paid to corporate holders. Generally, a U.S. holder’s tax basis in the notes will be increased to the extent of any such constructive distribution treated as a dividend. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes will generally not be deemed to result in a constructive distribution.

If there is an adjustment (or a failure to make adjustment) to the conversion price that increases the proportionate interest of the holders of outstanding Common Stock in our assets or earnings and profits, such increase may result in a deemed dividend to a holder of our Common Stock, including Common Stock acquired upon conversion of the notes.

U.S. Holders

Interest. Under the CPDI Regulations, a U.S. holder will generally be required to accrue interest income on the notes on a constant yield to maturity basis, calculated based on the adjusted issue price (as defined below) of the notes and the comparable yield (as defined below), regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, a U.S. holder may be required to include interest in taxable income in each year significantly in excess of the amount of interest payments, including contingent interest payments, actually received by it in that year.

The contingent debt regulations provide that a U.S. holder must accrue an amount of ordinary interest income, as original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

•	the product of (a) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (b) the comparable yield (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that the U.S. holder held the notes regardless of whether such holder purchased the notes at original issuance or in the secondary market.

For purposes of CPDI Regulations, the “issue price” of a note is the first price at which a substantial amount of the notes is sold to investors, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The “adjusted issue price” of a note is its issue price increased by any interest income previously accrued from November 16, 2005, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments scheduled to be made with respect to the notes.

Under the CPDI Regulations, we were required to establish the “comparable yield” for the notes, which is the annual yield we would incur, as of the initial issue date, on a fixed rate nonconvertible debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. Accordingly, we determined that, as of the issue date of the notes, the comparable yield was an annual rate of 6.07%, compounded quarterly.

We were required to provide to U.S. holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments on the notes. This schedule must produce a total return on the notes equal to the comparable yield. Our determination of the projected payment schedule for the notes includes both coupon payment and estimates for payments of contingent interest as well as an estimate for a payment at maturity that takes into account the fair market value of the Common Stock and cash that might be paid upon a conversion of the notes. Pursuant to the terms of the indenture, each U.S. holder of the notes agreed to use the comparable yield and the schedule of projected payments as described above in determining its interest accruals, and the adjustments thereto described below, in respect of the notes. This comparable yield and the schedule of projected payments are set forth in the indenture. A holder may also obtain the projected payment schedule by submitting a written request to us at the following address: Prudential Financial, Inc., 751 Broad Street, 21st Floor, Newark, New Jersey 07102, Attention: Law Department; telephone: (973) 802-6000.

The comparable yield and the projected payment schedule are not determined for any purpose other than for the determination of a holder’s interest accruals and adjustments thereof in respect of the notes for U.S. federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable to holders of the notes.

Adjustments to Interest Accruals on the Notes. If a U.S. holder receives actual payments with respect to a note in a tax year that, in the aggregate, exceed the total amount of projected payments for that tax year, the U.S. holder will have a “net positive adjustment” under the CPDI Regulations equal to the amount of such excess. The U.S. holder will be required to treat the “net positive adjustment” as additional interest income for that tax year. For this purpose, the payments in a tax year include the fair market value of our Common Stock received in that year.

If a U.S. holder receives actual payments with respect to a note in a tax year that, in the aggregate, are less than the amount of the projected payments for that tax year, the U.S. holder will have a “net negative adjustment” under the CPDI Regulations equal to the amount of such deficit. This adjustment will (i) reduce the U.S. holder’s interest income on the note for that tax year and (ii) to the extent of any excess after the application of (i), give rise to an ordinary loss to the extent of the U.S. holder’s interest income on the note during prior tax years, reduced to the extent such interest income was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the note or to reduce the amount realized upon a sale, exchange, repurchase or redemption of the note.

In addition, if a U.S. holder purchases a note for an amount that differs from the adjusted issue price of the note at the time of purchase, such holder will be required to reasonably allocate such difference to daily portions of original issue discount over the remaining term of the notes, which will result in an adjustment to the amount of original issue discount that will be accrued on the notes in the relevant period. Adjustments will cause, as the case may be, a positive adjustment or a negative adjustment to a holder’s original issue discount inclusion. If the purchase price of a note is less than its adjusted issue price, a positive adjustment will result, and if the purchase price is more than the adjusted issue price of a senior note, a negative adjustment will result. Any negative or positive adjustment of the kind described above made by a holder will decrease or increase, respectively, its basis in the note.

The net effect of the foregoing is that a U.S. holder will accrue interest on a note for United States federal income tax purposes in a manner that generally reflects the yield to maturity of the note.

Certain U.S. holders will receive IRS Forms 1099-OID reporting interest accruals on their note. Those forms will not, however, reflect the effect of any positive or negative adjustments resulting from such holder’s purchase of the note in the secondary market or otherwise at a price that differs from its adjusted issue price on the date of purchase. Each U.S. holder is urged to consult its tax advisor as to whether, and how, such adjustments should be made to the amounts reported on any IRS Form 1099-OID.

Sale, Exchange, Repurchase, Redemption or Conversion of the Notes. Upon the sale, exchange, repurchase or redemption of a note, a U.S. holder generally will recognize gain or loss. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes includes the receipt of shares of our Common Stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the payment of shares of our Common Stock to a U.S. holder upon the conversion of a note as a contingent payment under the CPDI Regulations. As described above, U.S. holders agreed to be bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, the conversion of a note will also result in recognition of gain or loss to a U.S. holder.

The amount of gain or loss on a sale, exchange, repurchase, redemption or conversion will be equal to the difference between (i) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any shares of our Common Stock received, reduced by any negative adjustment carryforward as described above, and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note on any date will generally be equal to the U.S. holder’s original purchase price for the note, increased by any interest income previously accrued by the U.S. holder under the CPDI Regulations as described above and decreased by the amount of any projected payments, as described above, scheduled to be made on the notes to the U.S. holder through such date (without regard to the actual amount paid). For purposes of determining the adjusted tax basis in a note interest income previously accrued by the U.S. holder does not include any adjustments to interest accruals that account for the difference in actual payments with respect to the note and the total projected payments for the tax year, but includes adjustments to interest accruals that account for the difference between the holder’s purchase price for the note and the adjusted issue price of the note at the time of the purchase.

Gain recognized upon a sale, exchange, repurchase, redemption or conversion of a note will generally be treated as ordinary interest income. Any loss recognized upon a sale, exchange, repurchase, redemption or conversion of a note will be treated as an ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustment previously taken into account as ordinary loss, and thereafter, as capital loss (which will be long-term if the note was held for more than one year). The deductibility of capital losses is subject to limitations.

A U.S. holder’s tax basis in shares of our Common Stock received upon a conversion of a note will equal the fair market value of such Common Stock at the time of conversion and the U.S. holder’s holding period for such shares will commence on the day immediately following the date of conversion.

Dividends. A distribution to a U.S. holder on our Common Stock that is made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will constitute a dividend and will be includable in income by such U.S. holder. Distributions not paid out of current or accumulated earnings and profits generally will be treated first as a return of capital to the extent of a U.S. holder’s tax basis in the Common Stock on which the distribution was made, and then as capital gain to the extent the distribution exceeds such tax basis. Provided that certain holding period and other requirements are satisfied by a U.S. holder, our distributions to such U.S. holder that are taxable as dividends will be, (i) in the case of a corporate U.S. holder, eligible for the dividends received deduction and, (ii) in the case of dividends paid in taxable years beginning on or before December 31, 2008, eligible to be treated by individual U.S. holders as “qualified dividend income”, which is taxable at the rates generally applicable to long-term capital gains.

Sale, Exchange or Other Disposition of Common Stock. Upon a sale, exchange or other disposition of Common Stock, a U.S. holder generally will recognize taxable capital gain or loss in an amount equal to the difference between (i) the aggregate amount realized upon such sale, exchange or other disposition and (ii) such U.S. holder’s aggregate tax basis in such Common Stock at the time of its disposition. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period with respect to such Common Stock is more than one year at the time of its disposition. Long-term capital gains of individual U.S. holders are generally eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Interest paid or accrued on a note, distributions with respect to the Common Stock, as well as the proceeds from a sale, exchange or other disposition of a note or the Common Stock generally will be subject to information reporting. In addition, such amounts may be subject to backup withholding (currently imposed at a rate of 28%) if a U.S. holder fails to provide its correct taxpayer identification number or to make required certifications, or has been notified by the IRS that it is subject to backup withholding. Backup withholding is not an additional tax and any amount withheld may be credited against a U.S. holder’s U.S. federal income tax liability. If backup withholding results in an overpayment of taxes, a U.S. holder may obtain a refund or credit, provided that the U.S. holder furnishes the required information to the IRS.

Non-U.S. Holders

Notes. Provided that the notes and Common Stock are actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code, all payments on a note made to a non-U.S. holder, including a payment of our Common Stock pursuant to a conversion, and any gain realized on a sale or exchange of the note, generally will not be subject to U.S. federal income tax or U.S. withholding tax, unless the non-U.S. holder:

•	holds the note in connection with the conduct of a U.S. trade or business as described below under “—Income Effectively Connected with a U.S. Trade or Business”;

•	actually or constructively owns 10% or more of the total combined voting power of all classes of our voting stock (treating, for such purpose, notes held by a non-U.S. holder as having been converted into our Common Stock);

•	is a “controlled foreign corporation” that is directly or indirectly related to us;

•	is a bank that acquired a note in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business;

•	is an individual who is present in the United States for 183 days or more during the taxable year in which gain is realized and certain other conditions are met; or

•	fails to properly certify to us or our paying agent as to its non-U.S. status (generally on IRS Form W-8BEN).

If a non-U.S. holder of a note were deemed to have received a constructive dividend (see “—Adjustment to the Conversion Price” above), however, the non-U.S. holder would generally be subject to U.S. withholding tax at a rate of 30% on the amount of such dividend. We may satisfy the withholding requirement by reducing the interest payable to such non-U.S. holder by a corresponding amount. The withholding tax rate may be subject to reduction (i) by an applicable treaty if the non-U.S. holder provides an IRS Form W-8BEN certifying that it is entitled to such treaty benefits or (ii) upon the receipt of an IRS Form W-8ECI from a non-U.S. holder claiming that the constructive dividend on the notes is effectively connected with the conduct of a U.S. trade or business (and where an applicable tax treaty so provides, are attributable to a U.S. permanent establishment).

Common Stock. Dividends paid to a non-U.S. holder of Common Stock will generally be subject to U.S. withholding tax at a rate of 30%, which may be subject to reduction (i) by an applicable treaty if the non-U.S. holder provides an IRS Form W-8BEN certifying that it is entitled to such treaty benefits or (ii) upon the receipt of an IRS Form W-8ECI from a non-U.S. holder claiming that the dividends are effectively connected with the conduct of a U.S. trade or business (and where an applicable tax treaty so provides, are attributable to a U.S. permanent establishment).

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of Common Stock unless:

•	the non-U.S. holder holds the Common Stock in connection with the conduct of a U.S. trade or business as described below under “—Income Effectively Connected with a U.S. Trade or Business”;

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more during the taxable year in which gain is realized and certain other conditions are met;

•	the non-U.S. holder fails to properly certify to us or our paying agent as to its non-U.S. status (generally on IRS Form W-8BEN); or

•	we are or have been a U.S. real property holding corporation (as defined in the Code) at any time during the shorter of the five-year period preceding such disposition and the non-U.S. holder’s holding period in the Common Stock, and (i) the non-U.S. holder owns, or is deemed to own, more than 5% of our Common Stock or on the date of acquisition of the notes owns notes with a fair market value of more than 5% of the fair market value of our Common Stock, or (ii) our Common Stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

Income Effectively Connected with a U.S. Trade or Business. If a non-U.S. holder of a note or our Common Stock is engaged in a trade or business in the United States, and if interest on the notes, dividends on the Common Stock, gain realized on the sale, exchange, conversion or other disposition of the notes, or gain realized on the sale or exchange of our Common Stock is effectively connected with the conduct of such trade or business, the non-U.S. holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on such interest, dividends or gain in the same manner as if it were a U.S. holder. In addition, if such a non-U.S. holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding. A non-U.S. holder not otherwise subject to U.S. income or withholding tax may nonetheless be subject to information reporting and backup withholding (currently imposed at a rate of 28%) with respect to interest paid or accrued on a note, with respect to actual or constructive distributions on the Common Stock and with respect to amounts realized on the disposition of a note or Common Stock, unless the non-U.S. holder provides the applicable IRS Form W-8 or otherwise establishes an exemption from backup withholding. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS.

ERISA

Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Section 4975 of the Code prohibit employee benefit plans subject to ERISA and plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (collectively, “Plans”), from engaging in certain transactions involving “plan assets” (within the meaning of ERISA) with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“Parties in Interest”) with respect to such Plans. As a result of our business, we or one of our affiliates or subsidiaries may be a Party in Interest with respect to certain Plans. As a result, the purchase, holding or disposition of the notes (including, if applicable, a conversion, resale or redemption of the notes) by or on behalf of the Plan may be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, which may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code, unless exemptive relief is available under an applicable administrative or statutory exemption (as described below) or there is some other basis on which the transaction is not prohibited.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for exemptive relief available under a Prohibited Transaction Class Exemption (“PTCE”), including PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, issued by the U.S. Department of Labor or there is some other basis, including a statutory exemption, on which the purchase, holding or disposition of the notes (including, if applicable, a conversion, resale or redemption of the notes) by the Plan, the Plan Asset Entity or any person investing “plan assets” of any Plan is not prohibited. Any purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase and holding thereof that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing the notes on behalf of or with “plan assets” of any Plan or (b) its purchase, holding and disposition of the notes (including, if applicable, a conversion, resale or redemption of the notes) will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code by reason of the exemptive relief available under one or more PTCEs including PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, or such purchase, holding and disposition is otherwise not prohibited.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents (“Similar Laws”). Fiduciaries or other persons considering purchasing the notes on behalf of such a plan should consult with their counsel regarding these Similar Laws. Any governmental plan, church plan and foreign plan described above that purchases or holds the notes or any interest therein will be deemed to have represented by its purchase and holding thereof that its purchase, holding and disposition of the notes (including, if applicable, a conversion, resale or redemption of the notes) will not constitute or result in a violation of such Similar Laws.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of a Plan, a Plan Asset Entity or with “plan assets” of any Plan consult with their counsel regarding whether such an investment is permitted under the documents and instruments governing the Plan, the relevant provisions of ERISA and the Code (including the prudence and diversification requirements of ERISA) and the availability of exemptive relief.

SELLING SECURITYHOLDERS

We originally issued the notes covered by this prospectus supplement to the initial purchaser in a private placement on November 16, 2005. The notes were resold by the initial purchaser to “qualified institutional buyers” under Rule 144A under the Securities Act. Selling securityholders may from time to time offer and sell pursuant to this prospectus supplement the notes listed below and the underlying Common Stock issued upon conversion of the notes. When we refer to the “selling securityholders” in this prospectus supplement, we mean those persons listed in the table below as well as the pledgees, donees, assignees, transferees, successors of or from any such selling securityholders and others who later hold any of the selling securityholders’ interests.

The following table sets forth information as of March 15, 2006 about the principal amount of notes and the underlying Common Stock beneficially owned by each selling securityholder that each such selling securityholder may offer and sell from time to time using this prospectus supplement.

We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information is presented in the table below. Information about the selling securityholders may change over time. Any such changed information will be set forth in additional prospectus supplements and/or amendments to the shelf registration statement of which this prospectus supplement is a part.

Because the selling securityholders may offer all or some of their notes or the underlying Common Stock from time to time, we cannot estimate the amount of the notes or the underlying Common Stock that will be held by the selling securityholders upon the termination of any particular offering. See “Supplemental Plan of Distribution”.

None of the named selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Selling securityholders may be deemed to be “underwriters” under the Securities Act. Any profits realized by selling securityholders may be deemed to be underwriting discounts and commissions.

Name	Principal Amount of Notes Beneficially Owned Prior to this Offering	Principal Amount of Notes Offered	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)	Number of Shares of Common Stock Offered(1)	Principal Amount of Notes Owned After Completion of Offering(2)	Number of Shares of Common Stock Owned After Completion of Offering(2)
Allstate Insurance Company(3)	7,500,000	7,500,000	83,325	83,325	0	0
Allstate Life Insurance Company(3)	9,000,000	9,000,000	100,000	100,000	0	0
Altma Fund Sicor PLC in Respect of Trinity Sub-Fund	6,732,000	6,732,000	74,800	74,800	0	0
AM Master Fund I, LP	40,884,000	40,884,000	454,266	454,266	0	0
American Fidelity Assurance Company	750,000	750,000	8,333	8,333	0	0
American Investors Life Insurance Company	1,500,000	1,500,000	16,667	16,667	0	0
Amerisure Mutual Insurance(3)(4)	11,000,000	11,000,000	122,222	122,222	0	0
AmerUS Life Insurance Company	4,500,000	4,500,000	50,000	50,000	0	0
Argent LowLev Convertible Arbitrage Fund II, LLC	220,000	220,000	2,444	2,444	0	0
Argent LowLev Convertible Arbitrage Fund, LLC	1,190,000	1,190,000	13,222	13,222	0	0

Name	Principal Amount of Notes Beneficially Owned Prior to this Offering	Principal Amount of Notes Offered	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)	Number of Shares of Common Stock Offered(1)	Principal Amount of Notes Owned After Completion of Offering(2)	Number of Shares of Common Stock Owned After Completion of Offering(2)
Argent LowLev Convertible Arbitrage Fund, Ltd.	9,310,000	9,310,000	103,444	103,444	0	0
Aviva Life Insurance Co.	2,500,000	2,500,000	27,778	27,778	0	0
BBT Fund, L.P	5,900,000	5,900,000	65,555	65,555	0	0
Bankers Life Insurance Company of New York	500,000	500,000	5,556	5,556	0	0
Basso Fund Ltd.	300,000	300,000	3,333	3,333	0	0
Basso Holdings Ltd.	3,800,000	3,800,000	42,222	42,222	0	0
Basso Multi-Strategy Holding Fund Ltd.	900,000	900,000	10,000	10,000	0	0
CAP Fund, L.P.	2,900,000	2,900,000	32,222	32,222	0	0
CGNU Life Fund	3,400,000	3,400,000	37,778	37,778	0	0
Class C Trading Company, Ltd.	560,000	560,000	6,222	6,222	0	0
Commercial Union Life Fund	4,200,000	4,200,000	46,667	46,667	0	0
D.E. Shaw Valence Portfolios, L.L.C.(3)	300,000,000	300,000,000	3,333,330	3,333,330	0	0
DM International E. Mac 63 Ltd	13,834,000	13,834,000	153,711	153,711	0	0
Family Service Life Insurance Co.(3)	200,000	200,000	2,222	2,222	0	0
Fore Convertible Master Fund, Ltd.	877,000	877,000	9,744	9,744	0	0
Fore Erisa Fund, Ltd.	123,000	123,000	1,367	1,367	0	0
Guardian Life Insurance Co.(3)	13,600,000	13,600,000	151,111	151,111	0	0
Guardian Pension Trust(3)	1,200,000	1,200,000	13,333	13,333	0	0
HFR CA Global Select Master Trust Account	1,240,000	1,240,000	13,778	13,778	0	0
Indianapolis Life Insurance Company	23,000,000	23,000,000	255,555	255,555	0	0
Inflective Convertible Opportunity Fund I, L.P.	2,500,000	2,500,000	27,778	27,778	0	0
Inflective Convertible Opportunity Fund I, Ltd.	8,000,000	8,000,000	88,889	88,889	0	0
Innovest Finanzdienstle.(3)(4)	4,100,000	4,100,000	45,556	45,556	0	0
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund	1,312,000	1,312,000	14,578	14,578	0	0
JMG Capital Partners, LP	10,000,000	10,000,000	111,111	111,111	0	0
JMG Triton Offshore Fund, Ltd.	10,000,000	10,000,000	111,111	111,111	0	0
KBC Financial Products USA Inc.(3)	10,000,000	10,000,000	111,111	111,111	0	0
Lyxor Master Fund Ref: Agent/LowLev CB c/o Argent	590,000	590,000	6,556	6,556	0	0
Lyxor/DM Investment Fund Ltd.	5,050,000	5,050,000	56,111	56,111	0	0
Lyxor/Inflective Convertible Opportunity Fund, Ltd.	2,400,000	2,400,000	26,667	26,667	0	0
Man Mac I, Ltd.	1,248,000	1,248,000	13,867	13,867	0	0
Nomura Securities International, Inc.(3)	10,000,000	10,000,000	111,111	111,111	0	0
Norwich Union Life and Pensions	6,000,000	6,000,000	66,667	66,667	0	0
OZ Master Fund, Ltd.	10,000,000	10,000,000	111,111	111,111	0	0

Name	Principal Amount of Notes Beneficially Owned Prior to this Offering	Principal Amount of Notes Offered	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)	Number of Shares of Common Stock Offered(1)	Principal Amount of Notes Owned After Completion of Offering(2)	Number of Shares of Common Stock Owned After Completion of Offering(2)
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund	4,662,000	4,662,000	51,800	51,800	0	0
Partners Group Alternative Strategies PCC Ltd.	860,000	860,000	9,556	9,556	0	0
Privilege Portfolio SICAV	14,100,000	14,100,000	156,667	156,667	0	0
Quattro Fund Ltd.	17,714,000	17,714,000	196,822	196,822	0	0
Quattro Multistrategy Masterfund LP	1,312,000	1,312,000	14,578	14,578	0	0
S.A.C. Arbitrage Fund, LLC(5)	25,000,000	25,000,000	277,778	277,778	0	0
Dr. Gerald Schall	140,000	140,000	1,556	1,556	0	0
Silver Convertible Arbitrage Fund, LDC	720,000	720,000	8,000	8,000	0	0
SRI Fund, L.P.	1,200,000	1,200,000	13,333	13,333	0	0
UBS Securities LLC(3)	19,500,000	19,500,000	374,497	216,666	0	157,831
Xavex Convertible Arbitrage 2 Fund	310,000	310,000	3,444	3,444	0	0
Other securityholders(6)(7)	1,359,262,000		15,102,760

(1)	Assumes conversion of all of the holders’ notes at the maximum initial conversion rate of 11.1111 shares per $1,000 principal amount of notes. However, the maximum conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights—Conversion Price Adjustments.” As a result, the amount of Common Stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Assumes that all of the notes and/or all of the Common Stock into which the notes are convertible are sold.
(3)	These selling securityholders have identified themselves as affiliates of a broker-dealer.
(4)	Nicholas-Applegate Capital Management LLC serves as investment adviser, with full dispositive power over the notes, to Amerisure Mutual Insurance and Innovest Finanzdienstle. For purposes of the reporting requirements of the Exchange Act, Nicholas-Applegate may be deemed to be the beneficial owner of the notes. Nicholas-Applegate Capital Management LLC is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Nicholas-Applegate Capital Management LLC is an affiliate of Nicholas-Applegate Securities LLC, a limited purpose broker-dealer registered with the NASD effective April 1993.
(5)	Pursuant to an investment agreement, each of S.A.C Capital Advisors, LLC and S.A.C. Capital Management, LLC share all investment and voting power with respect to the securities held by S.A.C. Arbitrage Fund, LLC. For purposes of the reporting requirements of the Exchange Act, S.A.C Capital Advisors, LLC and S.A.C. Capital Management, LLC may be deemed to be the beneficial owners of the notes; however, S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC expressly disclaim that they are, in fact, the beneficial owners of the notes. Mr. Steven A. Cohen controls both S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC.
(6)	Reflects securities held by securityholders who have not provided us with resale information. Such securityholders may not use this prospectus supplement to sell notes or shares of our Common Stock issuable upon conversion of the notes until they are identified in an amendment to the registration statement of which this prospectus supplement is a part or in additional prospectus supplements. Information about other selling securityholders will be set forth in an amendment to the registration statement of which this prospectus supplement is a part or in additional prospectus supplements, as required.
(7)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the underlying Common Stock offered by this prospectus supplement. The notes and the underlying Common Stock may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, including their transferees, pledgees and donees; or

•	through any underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying Common Stock.

Except as described below, to our knowledge, the selling securityholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the rates and the underlying Common Stock offered by this prospectus supplement nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the notes and the underlying Common Stock.

Any selling securityholder that is identified as a broker-dealer also will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder obtained the security as compensation for services. In addition, any affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder purchased in the ordinary course of business and, at the time of its purchase of the security to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the security. As a result, any profits on the sale of securities by selling securityholders who are deemed to be “underwriters” and any discounts, commissions or concessions received by such broker-dealers who are deemed to be “underwriters” will be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. If the notes and the underlying Common Stock are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the underlying Common Stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying Common Stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the Common Stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchange or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

Selling securityholders may decide to sell all or a portion of the notes or the shares of Common Stock issuable upon conversion of the notes offered by them pursuant to this prospectus supplement or may decide not to sell any notes or shares of Common Stock under this prospectus supplement. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying Common Stock by other means not described in this prospectus supplement. Moreover, any notes or underlying Common Stock covered by this prospectus supplement that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus supplement. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the notes or underlying Common Stock.

The selling securityholders may transfer and donate notes and the underlying Common Stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus supplement.

In connection with sales of the notes and the underlying Common Stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may engage in short sales of the notes and the underlying Common Stock in the course of hedging their positions. The selling securityholders also may deliver the notes and the underlying Common Stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers or other financial institutions that in turn may sell the notes and the underlying Common Stock.

Our Common Stock is listed on the New York Stock Exchange under the symbol “PRU”. The notes were designated for trading on the PORTALSM market in connection with the original private placement of the notes. Notes sold by means of this prospectus supplement, however, will no longer be eligible for trading in the PORTALSM market. We have not applied, and do not intend to apply, for listing of the notes on any national securities exchange or automated quotation system. Accordingly, we cannot assure you that any market for the notes will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the notes may be adversely affected.

The selling securityholders and any other person participating in the distribution of the notes and the underlying Common Stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying Common Stock by the selling securityholders and any such other person. In addition, under Regulation M, any person engaged in the distribution of the notes and the underlying Common Stock may not engage in market-making activities with respect to the notes and the underlying Common Stock for certain periods prior to the commencement of such distribution. The foregoing may adversely affect the marketability of the notes and the underlying Common Stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying Common Stock.

In that regard, the selling securityholders are required to acknowledge that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder (or any successor rules or regulations), in connection with the offering made by this prospectus supplement. Each selling securityholder is required to agree that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.

To the extent required, the specific notes or Common Stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an additional accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus supplement forms a part.

Pursuant to the registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus supplement is a part, we and the selling securityholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act and that each is entitled to contribution from the other in connection with these liabilities.

We will be permitted to suspend the availability of the shelf registration statement for the use by selling securityholders to sell their notes and the Common Stock issuable upon conversion of the notes, for a period not to exceed 45 days in any 90-day period or an aggregate of 90 days in any 12-month period, in specified circumstances, including circumstances relating to pending corporate developments, in our discretion. In such cases, we may prohibit offers and sales of the notes and the shares of Common Stock pursuant to the shelf registration statement.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying Common Stock pursuant to this prospectus supplement other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our consolidated financial statements and schedules as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and management’s assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2005, included in our Annual Report on Form 10-K for the year ended December 31, 2005, and incorporated by reference into this prospectus supplement, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as set forth in their report which is also included therein and incorporated by reference herein.